Exhibit 1

Interim Report Q2 2014

	Three Months Ended Jun. 30		Six Months Ended Jun. 30
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2014	2013	2014	2013

Consolidated net income[1]	$1,558	$802	$2,401	$1,499

Funds from operations[2,3]	569	464	1,061	1,153

Per Brookfield share

Net income[2]	$1.19	$0.31	$1.98	$0.82

Funds from operations[2,3]	0.84	0.68	1.56	1.72
1. Consolidated basis – includes amounts attributable to non-controlling interests 2. Excludes amounts attributable to non-controlling interests 3. See basis of presentation on page 22
			As at
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)			Jun. 30, 2014	Dec. 31, 2013

Assets under management			$191,803	$187,105

Consolidated balance sheet assets			118,538	112,745

Fee bearing capital			83,848	79,293

Diluted number of common shares outstanding			654.4	651.1

Market trading price per share – NYSE			$44.02	$38.83

Q2 2014 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Financial results in the quarter were strong with net income of $1.6 billion or $1.19 per common share and FFO of $569 million or $0.84 per share. Both strong operations and value increases contributed to the results during the quarter.

We continue to build out our global operations and expand the depth and breadth of our business. Our success in achieving our growth has been in part been due to the strong returns in real assets over the past five years. These returns should continue to be achievable, which is in sharp contrast to returns expected from government treasuries, where investors are now facing negative to nil real returns, with the prospect of substantial capital loss in the future. Alternatively, our investment proposition for clients is a solid cash on cash return with the prospect of increased asset values over time.

During the quarter, total assets under management increased to $192 billion and fee bearing capital under management increased to $84 billion. Fund flows to all of our strategies were strong and we see no signs of that abating. Fee bearing capital is currently as follows:

AS AT JUNE 30, 2014 (US$ BILLIONS)	Fee Bearing Capital
Listed partnerships	$39

Private funds	29

Public markets	16

$84

Our long-term goal is to ensure Brookfield remains one of the premier global brands for real asset investing. Today, we are among the largest asset managers in the world in each of our core businesses and we continue to build out the franchise to keep it this way.

We believe that our investment products are ideally suited for the large pools of capital that are being accumulated both in sovereign wealth and institutional funds globally, and the aging and wealthy population of the developed world. These groups are all seeking investment products with a combination of income, growth and security.

Our private funds are directed towards sovereign wealth funds, government and corporate pension plans, and other institutional clients who continue to amass large pools of capital. Real asset strategies are particularly well suited for their long-term horizons, and we continue to grow our relationships with all of these groups.

Our three publicly listed partnerships target stock market investors, but are particularly suitable for individual shareholders, and those who manage capital for them through listed security mandates. Our listed partnerships allow these investors access to the same high quality assets which we offer to our large institutional clients. Given the increase in wealth in the developed world population, and the demographics of these economies, we believe we are still in the early stage of a major shift in allocations to real asset strategies such as the ones that we offer.

Operations

Our flagship Real Estate Opportunity Fund committed to a number of transactions and with projects in the pipeline will soon have invested over 75% of its $4.4 billion of capital, which puts us in a position to launch a successor fund. Our private Infrastructure Fund is approximately 50% committed with a significant number of renewable power and district energy investments completed in the first half of the year. Our listed renewable power partnership issued C$325 million of units to fund its portion of these transactions, and our listed property partnership issued approximately $500 million of units to complete the final take-up of its office subsidiary. Total committed but undrawn capital from clients is ±$10 billion in aggregate, which is on top of ±$6 billion of liquidity on our corporate balance sheets.

Our property group operating results were on target for the quarter and significant gains were recorded from value increases across the portfolio. We agreed to acquire a 17 million square foot portfolio of office properties in India for approximately $580 million of equity and made numerous follow-on investments in all of our operations. In downtown New York, we signed major leases with Time Inc. and Bank of New York Mellon at Brookfield Place New York, dealing with a majority of our vacancy. We also invested approximately $450 million of equity in new retail projects in Manhattan. We took advantage of the attractive capital markets, completing $7 billion of new financings including the refinancing of our Atlantis resort in the Bahamas with a new seven year, $1.75 billion mortgage.

Our renewable energy group results benefitted from an expanded portfolio of assets, and increased energy prices and capacity sales. FFO increased 5% to $83 million from the same quarter last year. Results were also buoyed by higher energy prices in Brazil which have risen in the past six months due to dry conditions and lack of investment, as well as in North America due to

2	BROOKFIELD ASSET MANAGEMENT

increasing economic activity and higher natural gas prices. As a result, we have started to lock in long-term contracts on former merchant power. We closed the purchase of a $690 million, 750 megawatt Irish wind portfolio. We expanded our portfolio in the northeastern U.S. by committing to acquire the remaining two thirds of a 417 megawatt hydroelectric facility in Pennsylvania for $613 million.

Our infrastructure group recorded $53 million of FFO, which was in line with our expectations and represented a solid improvement on comparative or ‘same store’ results. This was due to stronger performance, organic growth initiatives and acquisitions over the past three years. Subsequent to quarter end, we announced plans to acquire a natural gas storage facility in California. We continue to move forward on the acquisition of a 27% interest in a Brazilian rail and port business. This transaction is a partnership with one of the world’s premier mining companies, and consists of 4,000 kilometres of railroad, integrated with five inland terminals and three ports. We are also working toward closing the purchase of district energy systems in Chicago, Seattle and Las Vegas.

Our private equity group had good results, as compared to exceptional results last year. Our housing business in North America was strong as margins continue to recover. Housing results in Brazil were slow as we restructure the business. Construction operations continue on track with a strong backlog of projects in London, Australia and the Middle East. Our building product companies recorded good results, though performance fell short of what we experienced during an exceptional quarter of very high prices and volumes last year.

Market Environment

Equity markets in the U.S. are near highs, and asset pricing in a number of markets is strong. As a result, we are being very selective with respect to asset acquisitions in some markets and are continuing to monetize investments where it makes sense.

Global economic conditions are good, despite all of the macro-economic noise. The U.S. continues to recover, although we may have to set aside the widely-shared view that the rebound should be more robust than it is; and just get used to this new environment. Fortunately for us, our business works very well in these circumstances. Emerging economies are slow, and are not the most popular investment flavour this month. As a result, capital is scarce, which favours us as we look for investments which meet our performance hurdles.

As we have stated before, we claim no unique insight on monetary policy. But it is clear to us that with interest rates at historic lows, the cost of borrowing will rise at some point in the future, as we do not believe that the U.S. will follow a deflationary path similar to the one seen in Japan. As a result, there is a high probability that rates will increase in the future, and hence our goal is to protect our investments as much as possible against this risk. We would note that while this rate increase seems unlikely or even remote today, in our contrarian view, this is even more the reason to take action.

We continue to use our access to global credit markets to lock in much of our debt at extremely attractive medium and long-term rates. In addition, our business model is to own high quality real assets that tend to increase in value at a rate that exceeds inflation. And, as many of our real assets generate cash from leases and contracts that feature inflation protection, we are further protected.

We continue to lock in fixed term interest rates even though it has an enormous short-term cost to our cash flow and income statements. Our strategy is to have a balance sheet that is bulletproof as insurance against unforeseen events, and we continue to see this as prudent.

To give you an indication of the cost of this “insurance,” consider that on our own balance sheet, our proportionate share of fixed rate debt is approximately $20 billion. By fixing the interest rates on this debt instead of paying floating rates, we pay rates that are on average 200 basis points greater than what we would otherwise pay. This means that we are paying over $400 million annually out of our cash flow to secure this protection. Stated differently, at a 20 times multiple, we could add $8 billion of “value” in the market by floating these financings. But we choose not to take this risk, as we can still earn very good returns on our capital and this protects us against both liquidity risk and the risk of increases in interest rates.

Investing in This Environment

In the context of much greater liquidity in the capital markets and investors being more aggressive on acquisitions, we are often asked how we can continue to invest capital and adhere to our value investing principles. We believe that the answer lies in sticking to our competitive advantages, which are size of capital, global scale and operating presence.

In respect of size of capital, we try to focus on transactions where only a few investors can compete with us. In addition, our readily available capital allows us to work on many transactions, assuming that some will not close, but knowing that should they all close, we have the resources needed to meet our commitments. Lastly, it allows us to take calculated “risks” that a small investor may not be able to take, as a mistake could overwhelm their fund.

Our global scale allows us to move our resources to the places with the least amount of capital. Currently, the view that there are large amounts of capital in the markets primarily comes from investors and lenders focused on the U.S. and some parts of the UK/Europe. In Brazil, the opposite is true. Therefore, we have found a number of great investments recently, and we believe we will continue to find good opportunities because of the lack of capital flowing to the country. This dynamic also applies to India and China to a lesser extent.

Q2 2014 INTERIM REPORT	3

Most importantly, our global presence allows us to turn ideas into actionable opportunities. It is one thing to say that you believe you can buy for value in Brazil and India. It is another to turn that idea into reality. Our global scale with people in all of these markets makes the difference in finding the opportunities, having the confidence to make investments, executing on an investment idea, and delivering the operating results afterward.

Our operating presence provides us with knowledge of markets from the grass-roots level, but also provides us the confidence to take on investments which require patience, and a lot of effort over a long period of time. As an example, our latest acquisition of 17 million square feet of office properties in India would not have been possible without our presence in the country, but we would not have had the confidence to complete the transaction if we were not one of the largest global developers and contractors of office buildings. In addition, our operating platforms generate substantial capital investment opportunities in and of themselves as we reinvest in our operations, buy other adjacent operations, or buy partners out of assets. Our close to $200 billion portfolio generates many attractive opportunities each year, and often these are the lowest risk and the highest return transactions.

Management of Public Market Securities

We manage capital in three forms for clients. This enables us to have much broader access to capital and enables us to be more agnostic to the structure of opportunities we see in the market when we see exceptional value. The first element of our asset management business is our flagship listed partnerships for property, renewable energy and infrastructure. The second is our private funds, which are centred on the series of flagship private funds we offer for institutional clients – one each for property, infrastructure and private equity. The third element is our public market strategies, which are in the form of listed real estate and infrastructure stocks or credit strategies which we manage for clients, either in the form of mutual funds, hedge funds or separate accounts.

A significant number of the listed securities we manage for clients are held in separately managed accounts, but we also manage three registered mutual funds in the U.S., three UCITS funds in Europe, 12 closed-end funds in the U.S. and Canada, and four hedge funds. During the quarter, we raised approximately $200 million in Canada for our latest closed-end income fund called Brookfield Select Opportunities Income Fund.

Our public market group is focused predominantly on real estate and infrastructure equity securities, but we are broadening out with a number of credit funds. Last year we experienced very strong net client inflows into these strategies, raising a total of approximately $4 billion. This strong growth has continued into 2014, with over $1 billion of net client inflows year to date.

In addition to the net client inflows, market appreciation increased our assets under management in 2014 by nearly $2 billion as we recorded excellent performance in all of our core areas. Last year, we earned $30 million in performance fees, in addition to base fees of $70 million. For the first six months of 2014, we have earned performance fees of approximately $46 million, of which $34 million will not be recognized in income until they are locked in. This is in addition to base fees increasing 21% to $85 million.

During the quarter, we also sold our low margin investment grade bond business with $7 billion of assets under management. Excluding this group, our assets under management are now $16 billion, up 16% from $13.8 billion at the end of 2013. For the six months of 2014, our total revenues are $58 million, up 29% from the prior year. Our new business pipeline remains very strong as investors continue to seek yield and increase their allocations to real assets.

Effects of Disruptive Technologies on Backbone Infrastructure

Our businesses are focused on owning backbone infrastructure assets of the global economy – power plants, ports, toll roads, pipelines, electricity transmission lines, office properties and retail malls. Most of these assets are critical to the global economy and while technology can and does affect each of these businesses around the edges, the core operations are not generally affected.

Two businesses that we do own which have a greater risk of disruption from technology are our retail shopping centre business and our renewable power operations. However, we are confident that the segments of each business where we have invested have significant competitive advantages and will continue to provide strong long-term value, but we are more watchful of long-term trends with respect to these operations versus others.

With regards to our shopping centre business, much has been written about the rise of e-commerce sales and its impact on stores. We believe retail stores are at the heart of a multi-faceted (omni-channel) shopping experience as evidenced by the fact that 90% of all retail sales are transacted in physical stores, and it is upwards of 95% when you include “bricks and clicks” retailers that have a combined physical and digital presence. Rather than working against it, digital commerce complements physical stores and vice versa. As an example, brick and mortar retailers report e-commerce sales increases three to five times in markets where they open a store, and as a result of this we see more and more online retailers now opening physical stores.

Furthermore, our focus has been to concentrate our investments in premium quality, well located shopping centres which provide a greater customer experience to shoppers. These are centres where people like to spend their time and enjoy themselves. In addition, retailers are innovating and integrating omni-channel experiences into their business models, such as “same day” delivery and enhanced mobile applications. As a result, we believe strongly that premium retail centres will continue to thrive in conjunction with the internet.

4	BROOKFIELD ASSET MANAGEMENT

The second business where we invest and where technology continues to evolve and change the environment is our power operations. Wind and solar costs continue to decrease and have at a rapid pace over the past 10 years. This has enabled wind and solar power to close the gap towards being economic without government subsidies, but has not yet been achieved. More recently, application of technologies, such as roof top solar solutions, has challenged the traditional value chain of delivering energy to consumers, and these changes will continue to evolve.

In response, we have positioned ourselves with low cost hydro and wind facilities in markets with high scarcity value. We believe that our portfolio will always be at the low end of the cost curve, and will be further advantaged when carbon emissions are increasingly charged into the cost curve. We have also positioned ourselves in markets which we believe have load growth over time and/or are constrained in their capacity expansion in some way. While we are not exactly sure where the energy markets will settle, we believe that our assets should stand the test of time and be very valuable under virtually all the scenarios that could play out.

U.S. Housing Markets

We own a number of businesses which are impacted by U.S. housing. These include our U.S. residential land and housing operations, our U.S. multifamily business, two investments in oriented strand board companies (whose product is used predominantly in housing construction), an interest in a U.S. residential brokerage company and other private equity investments whose revenues benefit from increased housing production.

During the period 2009 to 2012, the U.S. housing markets reacted as we had expected. Sales of new homes bottomed at approximately 500,000 per year and over the ensuing period increased to just over one million. Values of housing and land recovered to varying degrees in virtually all of the markets, and the mortgage market while not robust, offers mortgages to borrowers with a good amount of equity and a strong expectation of being able to meet the terms of the mortgage. Valuations of housing investments in the stock market doubled or tripled during this period and margins earned on sales began to recover.

In 2013, and continuing into 2014, there was a pause. Many economic prognosticators have offered reasons for this, ranging from fewer first time buyers, lack of confidence, lack of mortgages, employment issues, and the recent memory of the collapse in 2008/2009. We agree with elements of all these factors to some degree, but also add a further observation, which is merely delayed timing because of lack of lot supply, lack of labour to build and lack of demand. Our experience is that it always takes longer than one expects to achieve an economic recovery in a sector which has undergone significant duress. In fact, given the carnage, conditions in the U.S. residential housing market are actually pretty good.

Despite the above comments, we strongly believe that we are still on track to achieve 1.5 million home sales annually in the U.S. It may just take longer than many had thought. We believe that we are merely in a period of consolidation from which we will eventually proceed forward to sales numbers which match equilibrium. We draw some of these conclusions from the housing collapse in the late 1980s to early 1990s, but also drawing on our experiences with the commercial real estate collapse of 1992, the oil collapse of the 1980s, and the technology collapse of the late 1990s.

Energy Future Holdings

Energy Future Holdings (EFH), formerly TXU, was the largest private equity buyout ever completed. Recently, with $40 billion of debt, it filed for bankruptcy in the United States. EFH is the main generator and distributor of electricity in the State of Texas.

Similar to many restructurings that we have been involved with, such as General Growth Properties, our view is that EFH is a great company, but was burdened with a very bad capital structure. This view is informed by our presence as a major generator of electricity across the U.S. and our substantial operating presence in Texas, where we are the largest owner of both office properties and retail malls in the State. In addition, we are completing construction of electrical transmission lines bringing power from wind facilities into the Houston area, and recently purchased the district energy system in downtown Houston.

As a result of these views, we have accumulated a very substantial amount of debt within the company’s power generation and distribution subsidiary in our private equity funds, and as one of the largest creditors have recently been in discussions about the future of EFH and its restructuring with other constituents.

We believe that EFH is critical to the infrastructure of Texas and that it has a great future. We intend to work with management to assist them make EFH into a solidly financed company for the long term, and expect to become a major cornerstone investor in EFH when it emerges from bankruptcy.

Q2 2014 INTERIM REPORT	5

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

August 8, 2014

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended June 30, 2014. This MD&A should be read in conjunction with our 2013 Annual Report. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2013 Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	22	Capitalization	35
Economic and Market Review	9	Summary of Results by Operating Segment	23	Liquidity	39
				Review of Consolidated Statements of Cash Flows	40
PART 2 – Financial Performance Review		Asset Management	25
		Property	27
Selected Financial Information	11	Renewable Energy	29	PART 5 – Additional Information
Financial Performance	11	Infrastructure	31	Accounting Policies and Internal Controls
Financial Profile	17	Private Equity	32		41
Summary of Quarterly Results	20	Residential Development	32	Management Representations and Internal Controls
Corporate Dividends	21	Service Activities	33		42
		Corporate Activities	34

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 34 and 35 of our December 31, 2013 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 43.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q2 2014 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with approximately $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest alongside us in these assets and earn fees, carried interests and other forms of performance income for doing so. As at June 30, 2014, our managed funds and listed partnerships represented $84 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

In addition, we have more than $26 billion of capital invested in our operations, based on IFRS carrying values, most of which is invested in our listed partnerships.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into four principal groups (“operating platforms”): property, renewable energy, infrastructure and private equity. These platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public securities business.

We have formed a large capitalization listed partnership in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we will invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves. We do not currently envisage the formation of a listed partnership within these operations as we do not believe these investments would be properly valued in the capital markets on a standalone basis.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure:

1.	Includes asset management and corporate activities
2.	Privately held, includes private equity, residential development and service activities

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at July 31, 2014)

Overview and Outlook

U.S. real GDP growth is poised to accelerate to around 3% over the rest of 2014 and into 2015, supported by growing oil production and business investment, increased residential construction and a slower pace of federal deficit reduction. Canada’s economy improved in the second quarter with real GDP growing by 2.2%. Slowing domestic demand and residential construction should be offset by stronger net exports as U.S. growth takes hold. Real GDP grew by 3.1% in the UK in the second quarter and growth is becoming more balanced, with stronger investment and exports helping to push the level of economic activity back above pre-recession levels. Eurozone real GDP growth continued at a modest 1% pace this quarter and inflation remained weak prompting the European Central Bank to cut their deposit rate to -0.1% and indicate it is preparing its own quantitative easing program. We expect the Eurozone will continue on a fairly modest growth path over the next few years but the eventual weakening of the Euro should provide support to net exports as the deleveraging cycle plays out. Real GDP growth in Brazil moderated further to 0.4% year-over-year in the second quarter as dry conditions have led to the need for increased fuel imports and higher power prices, which weighed on industrial production. While consumer and business confidence have both declined substantially in Brazil, the depreciation of the Real over the past few years and a return to normal hydro conditions should provide a lift to industrial activity and help push Brazil’s economic growth closer to 3-4% over the medium term. In China, stronger industrial output and exports helped push real GDP growth to 7.5% year-over-year, in line with Beijing’s target. Australian economic growth remained robust at about 3.1% in the second quarter but will likely moderate as mining investment slows.

United States

U.S. real GDP growth rebounded sharply in the second quarter to 4.0% following a weather-related decline of 2.1% at the start of 2014. Going forward, real GDP is expected to grow at 3.1% for the rest of 2014 and 3% in 2015. Growth should be supported by residential construction as it recovers to or exceeds its long-run level of around 1.5 million units per year. The annual pace of housing starts was slightly below one million units in the second quarter but continued economic recovery will see this pent-up demand eventually return to the market and, in turn, reinforce the recovery itself. Stronger business investment is also expected as capacity utilization has recovered to pre-recession levels in most sectors apart from construction. Commercial and industrial loans outstanding rose 10% to $1.7 trillion at the end of the second quarter and while some of the funds were being used to finance M&A, share buybacks and dividends, stronger credit growth is also supporting higher business investment, especially in the energy sector. A significant increase in U.S. oil production in recent years has reduced imports of crude oil and increased exports of refined products. This has been positive for GDP growth and the U.S. trade balance which has improved by approximately $5 billion on a monthly basis since 2012. Lastly, the decline in the federal deficit from 10.0% of GDP to 3.8% of GDP over the past four years has been a drag on headline growth numbers, but we believe that this effect is fading in importance. Our view is that improving momentum in the U.S. will continue to tighten labour markets and wage growth should pick up, despite pockets of persistently high long-term unemployment. In June, employment increased by 288,000 and the labour force participation rate remained steady at 62.8%. The unemployment rate fell to 6.1%, its lowest level since 2008. Over the past 12 months, monthly job creation was about 200,000 on average and gains in full-time employment have outpaced gains in part-time employment so far this year. While Federal Reserve officials are trying to contain expectations, longer term interest rates are likely headed higher sooner than most expect. Rates at the shorter end of the curve have moved up but we have yet to see a response in the U.S. dollar exchange rate.

Canada

Economic growth in Canada improved to 2.2% in the second quarter. The housing sector in Canada continues to be more resilient than expected with 198,200 annualized housing starts in June, up 2.5% year-over-year. Housing prices edged higher, with the Brookfield Real Property Solutions housing price index rising 4.0% on a year-over-year basis. However, the high cost of housing relative to income in a number of markets and past increases in consumer debt lead us to believe that the housing sector should slow from the pace seen over the past decade. Employment growth weakened in the second quarter as 12,500 jobs were lost and the unemployment rate rose to 7.1%. Over the last 12 months, only 72,300 new jobs were created. This is the weakest pace of job creation since the recession in 2009. We continue to expect that growing momentum in the U.S. and a weaker Canadian dollar will support exports, and that this will offset most of the weakness from slowing domestic demand. The Canadian dollar strengthened over the second quarter to US$0.94/CAD after having fallen to US$0.89 in March. It has since softened somewhat and we expect to see renewed downward pressure on the Canadian dollar with rising U.S. interest rates.

United Kingdom

GDP grew by 3.1% in the UK in the second quarter and growth is becoming more balanced, with stronger investment and exports helping to push GDP back slightly above pre-recession levels. Business investment grew by 10.6% year-over-year in the first quarter of 2014 and has been expanding for five consecutive quarters. Residential investment has also been strong, with housing starts nearly 30% higher and housing prices up 10% on a year-over-year basis in the second quarter. Industrial production increased by 3.0% this quarter compared to the same period last year, and the Purchasing Managers Index (PMI) continues to point to robust expansion. The unemployment rate has now fallen to 6.6%, well ahead of earlier expectations. While most

Q2 2014 INTERIM REPORT	9

economic data is showing positive momentum, the UK continues to run a large fiscal deficit at -5.7% of GDP and the current account deficit near historic lows. This suggests that much of the recent growth has been supported by foreign capital flows and although we do not expect the UK to have trouble financing these deficits over the near term, it bears noting that the country’s current funding model makes it more vulnerable to external shocks. Mixed signals from the Bank of England have kept markets guessing but most forecasters now believe the first interest rate increase will take place in early 2015. Over the past 12 months, the pound sterling has risen almost 13% against the U.S. dollar.

Europe

Eurozone economies are growing, but at a slow pace. GDP growth in the Eurozone continued at about 1.0% in the second quarter, with Germany and Ireland seeing growth near 2.0% while the rest of the Eurozone is growing at roughly 1.0% or less. Weak growth, high unemployment and deleveraging by the public and private sector is putting downward pressure on inflation. Eurozone inflation is running below 1% in core countries and close to 0% in peripheral countries. Greece is still seeing deflation. Concerns about weak inflation and the still fragile recovery caused the European Central Bank to cut its deposit rate to -0.1%. The central bank also indicated that it is preparing more aggressive policies that would target cheap loans provided by the central bank on the condition that they are lent on to firms and households, in order to improve credit flow from a banking sector that is still seen as extremely challenged. This quarter also saw credit default swap spreads move higher across the Portuguese banking system as investors called into question the ability of Portugal’s third largest bank, Banco Espirito Santo, to repay coming commercial paper obligations. The private bank’s troubles, however, did not spill over into the sovereign’s bond yields, which rose only marginally on the news given strong near-term funding position and the belief that the issues are manageable.

Brazil

Brazil’s real GDP growth weakened in the second quarter to a modest 0.5% year-over-year, reinforcing the pessimism that has swept up both foreign and domestic investors. While the country continues to suffer from weak investment and faces numerous infrastructure challenges, we believe that the growth we are seeing this year is well below Brazil’s long-term potential of 3-4%. In the second quarter, industrial production contracted at a rate of 4% year-over-year, with the largest declines seen in the energy-intensive sectors. Dry conditions are resulting in hydro shortages and forcing the dispatch of thermal plants, which has pushed spot power prices much higher and has caused some energy-intensive industrial plants to reduce or shut down production. Also, imports of fuel (oil and LNG) have increased to feed the thermal generators and we believe these two effects have been an important drag on growth this year. While the impact of the dry conditions will take some time to sort out, industrial production should improve as energy costs come down. Moreover, the substantial depreciation of the Real over the past couple of years from R$1.6/USD to its current R$2.2/USD should increase the competitiveness of Brazilian industry, even if some of the more structural issues will take time to fix. Despite weaker GDP growth in the second quarter, June inflation breached the 6.5%, the upper bound of the Brazilian target range, causing the central bank to maintain its tight monetary policy stance. A bright spot in the Brazilian data is oil production, which has increased 10% year-over-year this quarter, in part reflecting rising volumes from so-called “Pre-salt” fields, the giant oil and gas fields discovered off the coast of Brazil in recent years. Petrobras projects that by 2020 Brazil’s oil production could rise to 5 million barrels per day from its current level of 2.2 million barrels per day. These projections are probably somewhat optimistic but we still believe that substantial oil production growth will materialize through this decade and the next.

China

Real GDP growth improved to 7.5% year-over-year compared to last quarter’s 7.4%, in line with Beijing’s target. Industrial output expanded as export demand improved. Value-added industrial output rose 9.2% year-over-year in June, after increasing 8.8% in May. Exports rose 7.2% year-over-year to US$187 billion in June. Exports account for approximately 30% of China’s GDP. Stronger business activity combined with easier financing have decreased pressure on the government to deliver more policy support to buoy growth. The main measure for credit growth in China, total social financing, was up 17% year-over-year in June. Retail sales growth trended down but still grew a robust 12.4% year-over-year in the quarter. The residential property sector continues to be a key risk and while new housing starts were still down 11% year-over-year in the second quarter, the declines were less sharp than last quarter.

Australia

Australian economic growth remained robust at 3.1% in the second quarter despite slowing mining investment. Mining investment has declined since June 2013 and is expected to fall further over the next 18 months. While this will have a negative impact on employment, Australia’s trade balance will see a positive lift from increased output. Four of the seven mega LNG projects under construction will enter production by the end of 2015 and lift annual exports by up to US$14 billion, an approximate 5% increase. The seven projects in total will generate roughly US$40 billion in annual revenue when all projects are operational by the end of 2017, with most revenue derived from overseas customers. Some weakness in private consumption has emerged, with consumer confidence negatively impacted by tighter fiscal policy that will reduce households’ capacity to spend and news of the slowdown in mining investment. Importantly, the Australian economy continues to be supported by highly accommodative monetary policy, with the base rate currently at a historical low of 2.5%, and this will help to support domestic demand. The Australia currency is up 5.4% year-to-date against the U.S. dollar and up 3.9% on a trade-weighted basis despite large falls in commodity prices.

10	BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Six Months Ended
CONDENSED STATEMENTS OF OPERATIONS	2014	2013	Change	2014	2013	Change
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)

Total revenues and other gains	$4,835	$5,166	$(331)	$9,208	$10,117	$(909)

Direct costs	(3,229)	(3,606)	377	(6,219)	(7,026)	807

Equity accounted income	345	224	121	619	490	129

Expenses

Interest	(639)	(668)	29	(1,265)	(1,323)	58

Corporate costs	(33)	(36)	3	(66)	(80)	14

Fair value changes	996	465	531	1,711	526	1,185

Depreciation and amortization	(371)	(373)	2	(747)	(738)	(9)

Income taxes	(346)	(370)	24	(840)	(467)	(373)

Net income	1,558	802	756	2,401	1,499	902

Non-controlling interests	(773)	(572)	(201)	(1,075)	(909)	(166)

Net income attributable to shareholders	$785	$230	$555	$1,326	$590	$736

Net income per share	$1.19	$0.31	$0.88	$1.98	$0.82	$1.16

BALANCE SHEET INFORMATION
(MILLIONS)				Jun. 30, 2014	Dec. 31, 2013	Change

Consolidated assets				$118,538	$112,745	$5,793

Borrowings and other non-current financial liabilities				55,739	53,061	2,678

Equity				49,176	47,526	1,650

The relevant exchange rates that impact our business are shown in the following table:

				Average Rate
AS AT JUN. 30, 2014 AND DEC. 31, 2013 AND FOR THE PERIODS ENDED JUN. 30
	Period-end Spot Rate			Three Months Ended			Six Months Ended
	2014	2013	Change	2014	2013	Change	2014	2013	Change
Australian dollar	0.9433	0.8918	6%	0.9331	0.9917	(6)%	0.9151	1.0152	(10)%
Brazilian real	2.2134	2.3635	6%	2.2292	2.0653	(8)%	2.2931	2.0317	(13)%
Canadian dollar	0.9372	0.9414	—	0.9172	0.9773	(6)%	0.9121	0.9849	(7)%

FINANCIAL PERFORMANCE

Overview

Three Months Ended June 30

Net income in the second quarter was $1,558 million, representing an increase of $756 million compared to $802 million earned in the same period in the prior year. After deducting amounts attributable to non-controlling interests, net income attributable to shareholders was $785 million or $1.19 per share, representing an increase of $555 million compared to the $230 million ($0.31 per share) in the 2013 quarter.

The $756 million increase in net income is primarily the result of a $531 million increase in the amount of fair value changes recognized in the quarter, due to a $982 million increase in the fair value of consolidated investment properties, and the recognition of $143 million of gains on the early repayment in full of a distressed debt investment in an European property portfolio. The remaining increase in net income was primarily due to earnings from capital deployed in the past year, positive operating activities, which have increased revenues and reduced costs, and the benefit of reduced interest expense from refinancing debt at

Q2 2014 INTERIM REPORT	11

lower interest rates. These positive variances were partially offset by the sale and deconsolidation of forest products and pulp and paper businesses within our private equity operations and timberlands over the past 12 months, which reduced revenues and other gains and direct costs by $617 million and $469 million, respectively, compared to 2013.

Net income attributable to shareholders increased by $555 million, to $785 million in the first three months. Our share of consolidated net income benefitted from our increased ownership of interest in our office property operations, which increased from 46% to 66%, following the privatization of our office subsidiary by Brookfield Property Partners in the current quarter. This resulted in a greater portion of fair value changes on our investment properties being attributable to shareholders as opposed to non-controlling interests. In addition, the attribution of deferred income taxes in the prior year impacted net income to shareholders by $260 million compared to $197 million in the current quarter, which was primarily the due to $178 million of income taxes incurred on the formation of Brookfield Property Partners in the prior year which were wholly attributable to shareholders.

Six Months Ended June 30

Net income for the first six months of 2014 was $2.4 billion, of which $1.3 billion was attributable to shareholders. On a per share basis net income for the six months increased by $1.16 to $1.98 in the current year.

In addition to the positive variances discussed above for the three months, we recorded a $230 million gain on the partial disposition of a forest products investment in our private equity operations during the first quarter of 2014, which is included within fair value changes. Income tax expense in the first quarter of 2014 was higher due to a change in tax legislation that increased the tax rate utilized in a key market for our property operations.

Net income attributable to shareholders increased by $736 million, to $1,326 million for the six months, due to the above mentioned positive variances. The aforementioned $230 million gain was wholly attributable to shareholders.

Statements of Operations

Total Revenues and Other Gains and Direct Costs

The following tables present consolidated total revenues and other gains and direct costs, which we have disaggregated into our operating segments in order to facilitate a review of year-over-year variances. Segmented revenue is presented in the following table and reconciled to consolidated revenues and other gains.

	Total Revenues and Other Gains			Direct Costs
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change

Total revenues and other gains

Asset management	$191	$158	$33	$95	$84	$11

Property	1,414	1,144	270	682	587	95

Renewable energy	425	447	(22)	113	139	(26)

Infrastructure	564	675	(111)	252	317	(65)

Private equity	696	1,154	(458)	560	912	(352)

Residential development	584	656	(72)	504	592	(88)

Service activities	967	946	21	930	921	9

Corporate activities	103	85	18	50	16	34

Eliminations and adjustments[1]	(109)	(99)	(10)	43	38	5

Total consolidated revenues	$4,835	$5,166	$(331)	$3,229	$3,606	$(377)

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

12	BROOKFIELD ASSET MANAGEMENT

	Total Revenues and Other Gains			Direct Costs
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change
Total revenues and other gains
Asset management	$377	$281	$96	$193	$146	$47
Property	2,649	2,285	364	1,324	1,159	165
Renewable energy	965	859	106	253	269	(16)
Infrastructure	1,123	1,326	(203)	506	652	(146)
Private equity	1,345	2,397	(1,052)	1,099	1,886	(787)
Residential development	1,121	1,077	44	965	1,002	(37)
Service activities	1,751	1,875	(124)	1,699	1,822	(123)
Corporate activities	130	201	(71)	67	30	37
Eliminations and adjustments[1]	(253)	(184)	(69)	113	60	53

Total consolidated revenues	$9,208	$10,117	$(909)	$6,219	$7,026	$(807)

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Both revenues and other gains and direct costs decreased from the prior year on a quarterly and year-to-date basis. The decreases are primarily due to the sale and deconsolidation over the past 12 months of a pulp and paper business within our private equity segment and non-core timberlands within our infrastructure segment, which collectively reduced revenues and other gains and direct costs by $617 million and $469 million, respectively, compared to the second quarter of 2013, and by $1,317 million and $1,027 million, respectively, compared to the first six months of 2013. Excluding the impact of these items, revenues and direct costs increased during the second quarter by $286 million and $92 million, or $408 million and $220 million on a year-to-date basis. Notable variances in total revenues and other gains and direct costs on a segmented basis for the three and six months are as follows:

Asset management: Revenues increased by $33 million to $191 million for the second quarter of 2014. Base management fees increased by $36 million to $154 million. Other fee revenues decreased by $8 million, due to a lower level of transaction and advisory fees earned in the current quarter. The increase in base management fees was primarily due to a 19% increase in fee bearing capital. Direct costs increased by $11 million, reflecting the expansion of our operations. Revenues for the first half of 2014 increased by $96 million to $377 million, also due to increased base management fees from a higher level of fee bearing capital under management, in particular due to the formation of Brookfield Property Partners in April 2013 and increases in capital committed to infrastructure and property private funds. Direct costs increased by $47 million to $193 million on a six month basis, due to the expansion of our asset management operations and the reallocation of corporate costs to this segment following the formation of Brookfield Property Partners.

Property: Revenues and direct costs increased by $270 million and $95 million, respectively. Revenue in the current quarter included a $143 million gain on the repayment in full of a distressed debt investment in an European office portfolio investment. Excluding this gain, revenue increased by $127 million. The increase in revenue and costs were a result of assets acquired within our property opportunity funds over the past year, including our industrial and logistics operations, which were acquired in the late 2013. Lower occupancy levels in our U.S. office portfolio reduced revenues by $40 million in the quarter ($80 million for the six months) following the expected expiry of a large lease in the fourth quarter of 2013, which was partially offset by increased revenues from positive leasing spreads. On a year-to-date basis, revenues and direct costs increased $364 million and $165 million, respectively, as the 2014 figures reflect a full period of contribution from the aforementioned industrial platform, as well as multifamily and office asset acquisitions.

Renewable energy: Revenues decreased by $22 million in the second quarter compared to the prior year. Generation of 6,615 GWh increased by 6% over the prior year due to the addition of generation from recently acquired and developed facilities. This contributed an additional $17 million of revenue on a comparative basis, which was more than offset by negative currency revaluation and upfront costs incurred in association with securing long term contracts in Brazil. Direct costs are largely fixed and declined by $26 million over the prior year, due primarily to foreign exchange and a reduction in the amount of power purchased in the open market for our co-generation facilities. On a year-to-date basis revenues were $106 million higher than the same period in prior year, primarily due from $83 million of additional revenues in the first quarter on higher realized energy prices, particularly in New York and New England, which had no impact on costs.

Infrastructure: Revenues declined $111 million compared to the 2013 quarter, which included revenues of $133 million from timberlands that were subsequently sold. This decline was partially offset by increased revenues from recently completed capital expansions and acquisitions completed in the last 12 months. Direct costs decreased by $65 million compared to the prior year, of which $74 million was from the timberlands sold last year. This was partially offset by costs incurred from recently acquired assets. On a six month basis, revenues and direct costs decreased by $203 million and $146 million, respectively, from the sale of

Q2 2014 INTERIM REPORT	13

our timberlands, both of which were partially offset by increased revenues and costs from recently completed capital expansions and acquisitions closed in the last 12 months, including our Australian rail expansion and the expansion of our UK regulated utility business.

Private equity: Second quarter revenues and other gains decreased by $458 million and direct costs decreased by $352 million, primarily as a result of asset sales. We sold a paper and packaging business midway through 2013 and sold a partial interest in a forest products company during the first quarter of 2014 which collectively decreased revenues and direct costs by $484 million and $395 million, respectively. Excluding the effect of these asset sales, revenues increased from higher sales at our energy-related investments due to higher natural gas production and prices compared to the prior year. These increases were offset by lower prices in our panelboard operations in the current quarter, compared to the record pricing levels in the prior year. Revenues and direct costs in the first six months of 2014 decreased $1.1 billion and $787 million compared to 2013 consistent with the changes to quarterly changes with revenue and direct costs attributable to these asset sales of $933 million and $769 million, respectively, during 2013. Oriented panelboard pricing for the first six months of 2013 was at record levels, which resulted in a year-over-year decrease in prices of 37%.

Residential development: Revenues decreased by $72 million in our residential operations as an increase in revenues in our U.S. operations of $58 million was more than offset by a decrease in the volume of sales in Brazil. Revenues within our U.S. operations have increased following increased pricing and activity levels in the past year. In Brazil, net profits increased from higher margin projects being delivered; however, we delivered a lower level of projects in the current period which resulted in a R$92 million and R$103 million reduction in both revenues and costs. Six month results also include the sale of two commercial properties within our North American operations, generating revenues of $83 million in the first quarter of 2014. Direct costs decreased by $88 million and $37 million for the second quarter and first half of 2014, respectively, generally reflecting the reduced volumes in Brazil, offset by increased North American volumes.

Service activities: Revenues increased by $21 million in the second quarter, as an increase in revenues within our property relocation services business was offset by lower construction revenues due to delays in the timing of a large project in Australia. Year-to-date revenues and costs declined by $124 million and $123 million, respectively, as construction levels were below the prior year, particularly in the first quarter of 2014.

Corporate activities: Revenues increased slightly during the second quarter compared to the 2013 quarter. Each quarter included gains on our investment portfolios. On a six month basis revenues declined $71 million compared to the prior year due to tempered capital market performance and $68 million of mark-to-market losses on interest rate and currency positions within our cash and financial asset portfolios.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations. The following table disaggregates consolidated equity accounted income to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change
General Growth Properties	$141	$55	$86	$313	$225	$88
Other property operations	172	136	36	220	207	13
Infrastructure operations	2	22	(20)	33	32	1
Forest products business	10	—	10	19	—	19
Other	20	11	9	34	26	8

	$345	$224	$121	$619	$490	$129

Equity accounted income from our investment in GGP increased by $86 million in the current quarter and $88 million on a year-to-date basis due to an increased consolidated ownership interest in GGP from 22% to 29%, a higher level of fair value gains on GGP’s investment properties, improved same-store net operating income on positive leasing spreads and increased occupancy. Our share of GGP’s valuation gains on a year-to-date basis totalled $134 million.

Equity accounted income from other property operations increased by $36 million from the second quarter of 2013, and by $13 million from the first six months of 2013, due to the commencement of equity accounting for a Denver office property following the sale of a 50% interest in the second quarter of 2014 and an increased level of fair value gains within other deconsolidated investment properties.

Equity accounted income from infrastructure operations decreased by $20 million versus prior year results due to the sale of a regulated distribution utility investment in the fourth quarter of 2013 as well as an $8 million mark-to-market charge at our South American transmission investment due to foreign currency movements. On a year-to-date basis these effects were largely offset by an increase in our share of earnings from additional investments in our South American toll roads since the 2013

14	BROOKFIELD ASSET MANAGEMENT

quarter and the earnings from our Texas transmission investment which was commissioned into operations during the fourth quarter of 2013. In addition, the first quarter of 2014 benefitted from improved results at our North American natural gas transmission investment due to increased pricing.

We partially disposed of a forest products business in the first quarter of 2014, which resulted in us commencing equity accounting their results in the current year.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change

Corporate borrowings	$60	$48	$12	$114	$98	$16

Non-recourse borrowings

Property-specific mortgages	502	483	19	993	955	38

Subsidiary borrowings	68	125	(57)	138	244	(106)

Capital securities	9	12	(3)	20	26	(6)

	$639	$668	$(29)	$1,265	$1,323	$(58)

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates are generally limited to the impact of refinancing activities or changes in the level of debt as a result of acquisitions and dispositions.

Interest expense from corporate borrowings increased on a three and six month basis compared to 2013 as a result of a higher level of borrowings as we refinanced high cost subsidiary borrowings in the third quarter of 2013 with lower coupon corporate debt.

Interest expense on property-specific borrowings increased by $19 million ($38 million year-to-date) over the prior year as an increase in the aggregate amount of borrowings from debt associated with new assets and refinancings was offset by a 30 basis point reduction in average interest rates as existing borrowings are refinanced. Interest expense on subsidiary borrowings decreased following the termination of a long-dated high coupon interest rate liability in the third quarter of 2013, the elimination of interest following the sale of previously consolidated private equity investments, and the repayment of subsidiary unsecured facilities.

Fair Value Changes

The following table disaggregate fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change

Investment properties	$982	$406	$576	$1,336	$609	$727

Private equity investment	—	—	—	230	—	230

Investment in Canary Wharf	—	—	—	141	46	95

Interest rate and inflation contracts	(5)	75	(80)	1	(12)	13

Power contracts	1	(26)	27	(12)	(76)	64

Other	18	10	8	15	(41)	56

	$996	$465	$531	$1,711	$526	$1,185

Investment Properties

Fair value gains from changes in investment property values totalled $982 million in the second quarter of 2014 and $1.3 billion year-to-date. Most of these gains occurred within our U.S. office investment properties as valuations benefitted from positive leasing activities in New York City and downtown Los Angeles. Valuations continued to benefit from declines in discount rates and terminal capitalization rates, and improvements in projected cash flows based on tenant profile and rental markets. The overall decline in discount rates contributed approximately 70% of the gains, while improvements in projected cash flows contributed approximately 30% of the gains.

Private Equity Investment

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company during the quarter, resulting in us deconsolidating the business from our results and revaluing our retained interest based on its quoted market price at the time of our loss of control. This gave rise to a $230 million revaluation gain relating to the excess of fair value over our IFRS book value of our retained interest.

Q2 2014 INTERIM REPORT	15

Investment in Canary Wharf

Progress in development activities and an expansion into residential development, as well as the impact of lower discount rates on projected cash flows gave rise to an increase in the value of our investment in Canary Wharf of $141 million during the first quarter, $95 million higher than the prior year.

Interest Rate and Inflation Contracts

We recorded $75 million of revaluation gains in the second quarter of 2013 arising from the impact of changes in rates on inflation contracts that we use to mitigate the impact of inflation on assets and liabilities within our infrastructure operations. The valuation changes relating to these contracts was significantly lower in the current period.

Power Contracts

The valuation of our contracts for the future sale of electricity were largely stable during the quarter as future electricity price projections were largely unchanged. On a year-to-date basis, the value of these contracts has decreased by $12 million compared to a $76 million decrease in 2013. Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa.

Depreciation and Amortization

Depreciation and amortization was consistent with the prior year on a three month and six month basis and is summarized in the following table:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	Change	2014	2013	Change

Renewable energy	$135	$142	$(7)	$265	$275	$(10)

Infrastructure	98	88	10	193	177	16

Property	71	69	2	156	131	25

Private equity	54	60	(6)	106	127	(21)

Other	13	14	(1)	27	28	(1)

	$371	$373	$(2)	$747	$738	$9

Income Taxes

Income tax expense decreased by $24 million to $346 million in the second quarter of 2013, whereas year-to-date income tax expense increased by $373 million to $840 million.

Income tax expense in the current quarter includes a higher level of deferred income taxes associated with the $982 million of investment with property valuation increases, which were significantly higher than the 2013 quarter, whereas the prior year included $178 million of deferred income taxes related to the formation of Brookfield Property Partners. The $373 million increase in income taxes on a six month basis, is due to the above variances, as well as a $320 million non-recurring deferred income tax expense as a result of a change in tax laws within our North American office property operations in the first quarter of 2014.

16	BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at June 30, 2014 and December 31, 2013:

	Total Consolidated Assets
AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	Change

Investment properties	$41,029	$38,336	$2,693

Property, plant and equipment	32,378	31,019	1,359

Sustainable resources	455	502	(47)

Equity accounted investments	14,017	13,277	740

Cash and cash equivalents	3,917	3,663	254

Financial assets	5,869	4,947	922

Accounts receivable and other	6,271	6,666	(395)

Inventory	6,526	6,291	235

Intangible assets	4,909	5,044	(135)

Goodwill	1,712	1,588	124

Deferred income tax asset	1,455	1,412	43

	$118,538	$112,745	$5,793

Consolidated balance sheet assets increased to $118.5 billion at the end of June 30, 2014. This represents an increase of $5.8 billion since December 2013 of which $2.9 billion was due to the acquisition of consolidated entities. During the first six months of 2014, our renewable energy operations completed three transactions which contributed $1.7 billion to consolidated assets. We also acquired 12 property assets which increased investment properties by $2.5 billion. The value of our investment properties also increased due to $1.3 billion of positive fair value changes recorded in the first six months of 2014.

We sold part of a private equity investment in the first quarter of 2014 which led us to deconsolidating this investment and eliminated $631 million of consolidated assets, including $213 million of property, plant and equipment and $123 million of intangible assets. Lastly, the U.S. dollar declined in value relative to most of the foreign currencies in which we hold assets, leading to an increase in the translated U.S. dollar value of these assets.

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)

Balance, beginning of period	$38,336

Acquisitions and additions	2,493

Dispositions	(1,350)

Fair value changes	1,336

Foreign currency translation	214

Net increase	2,693

Balance, end of period	$41,029

Acquisitions and development activity increased our investment properties by approximately $2.5 billion, of which $1.2 billion occurred in the second quarter of 2014. In the first quarter we acquired an additional interest in a U.S. office property which resulted in the acquisition of control and consolidation of this property valued at $650 million.

We disposed of properties with an aggregate carrying value of $1.4 billion, which included the partial sale and deconsolidation of a Denver office property which reduced investment properties by $480 million. Fair value changes increased the carrying values of our investment properties by $1.3 billion as discussed on page 15.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, generally over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows although timing may vary.

Q2 2014 INTERIM REPORT	17

	Office		Retail		Industrial, Multifamily and Hotel		Weighted Average
AS AT JUN. 30, 2014 AND DEC. 31, 2013	2014	2013	2014	2013	2014	2013	2014	2013

Discount rate	7.3%	7.4%	9.1%	9.2%	8.0%	8.6%	7.5%	7.7%

Terminal capitalization rate	6.1%	6.3%	7.4%	7.6%	7.3%	7.5%	6.4%	6.6%

Investment horizon (years)	11	11	10	10	10	10	11	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Renewable Energy	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$16,611	$8,564	$3,042	$2,802	$31,019

Acquisitions and additions	1,407	270	23	303	2,003

Dispositions	—	(3)	(306)	(174)	(483)

Depreciation	(264)	(163)	(75)	(99)	(601)

Foreign currency translation	96	330	70	(56)	440

Net increase (decrease)	1,239	434	(288)	(26)	1,359

Balance, end of period	$17,850	$8,998	$2,754	$2,776	$32,378

We record PP&E in our renewable energy operations and our infrastructure operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year.

Acquisitions and additions increased PP&E by $2.0 billion, of which $1.4 billion related to purchases of wind and hydroelectric facilities within our renewable energy operations. Increases in the value of the Australian dollar, British Pound and Brazilian real resulted in an increase in value of our renewable energy and infrastructure assets.

Equity Accounted Investments

Equity accounted investments increased by $740 million during the first half of 2014 due to the purchase of an U.S. port operation in our infrastructure portfolio, hydroelectric assets in the U.S., and a change in the basis of accounting for a Denver office property to equity accounting from consolidation following our sale of a 50% interest in the property.

Our largest equity accounted investment is a 29% interest in General Growth Properties (“GGP”) with a carrying value at June 30, 2014 of $6.3 billion (December 31, 2013 – $6.0 billion). Certain of our investee entities, including GGP, record their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

GGP owns a large U.S. retail mall portfolio which at period end was valued on a discounted cash flow basis using a discount rate of 7.6% (2013 – 7.6%), a terminal capitalization rate of 5.8% (2013 – 5.8%), and an investment horizon of 10 years (2013 – 10 years).

Financial Assets

Financial assets increased $922 million compared to year end due to a $500 million investment in a retail property company in Shanghai, China and an increase in the value of other property, infrastructure and private equity investments that are classified as financial assets. The increase also reflects increases in fair value of our financial assets and a $141 million increase in the fair value of our investment in Canary Wharf, which is classified as a financial asset.

18	BROOKFIELD ASSET MANAGEMENT

Borrowings and Other Non-Current Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	Change
Corporate borrowings	$ 4,577	$ 3,975	$ 602
Non-recourse borrowings
Property-specific borrowings	37,440	35,495	1,945
Subsidiary borrowings	7,549	7,392	157
Non-current accounts payable and other liabilities[1]	4,170	4,322	(152)
Capital securities	624	791	(167)
Interests of others in consolidated funds	1,379	1,086	293
	$ 55,739	$ 53,061	$ 2,678

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

Corporate borrowings increased by $602 million primarily from the issuance of C$500 million medium-term notes in January 2014 completed to refinance the settlement of the long-dated interest swap contract in 2013, and an increased amount drawn on our corporate facilities.

The increase in property-specific borrowings of $1.9 billion during 2014 is due primarily to borrowings incurred or assumed in respect of acquisitions within our property and renewable energy operations. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.

Subsidiary borrowings increased by $157 million during 2014 due to the partial debt funding of the privatization of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) by BPY, which purchased the majority of the shares of BPO that it did not already own in March 2014. Offsetting this was the deconsolidation of debt associated with a private equity investment that is now equity accounted and the repayment of subsidiary unsecured facilities.

We redeemed our C$175 million Series 12 capital securities during the quarter.

Interests of others in consolidated funds increased by $293 million to $1,379 million due to capital called in limited life funds and increased fund valuations.

Equity

Equity consists of the following components:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	Change
Preferred equity	$ 3,553	$ 3,098	$ 455
Non-controlling interests	27,037	26,647	390
Common equity	18,586	17,781	805
	$ 49,176	$ 47,526	$ 1,650

Common equity increased from year end by $805 million to $18.6 billion at June 30, 2014. Net income and other comprehensive income for the first six months of 2014 added $1.6 billion, of which $266 million was distributed to shareholders as common and preferred share dividends. The resultant net increase of $1.4 billion was offset by $562 million of ownership changes, of which $558 million arose on the privatization of our office subsidiary in exchange for cash and units of BPY. The consideration paid represented a discount to the book value of the acquired subsidiary, resulting in a gain; however we also issued units of BPY at a discount to its book value resulting in a net overall charge to common equity and a corresponding increase in non-controlling interests.

Non-controlling interests increased by $390 million. The BPO privatization and our resulting BPY dilution resulted in a net reduction of non-controlling interests of $1.7 billion, primarily representing the cash portion of the consideration. This reduction was offset by an increase in non-controlling interests at BREP due to a $285 million equity issuance and by capital calls within our private funds of approximately $2.0 billion. Comprehensive income of $1.3 billion attributable to non-controlling interests was partially offset by distributions of $903 million.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

We issued $455 million of preferred equity during the first six months of 2014.

Q2 2014 INTERIM REPORT	19

SUMMARY OF QUARTERLY RESULTS

Our summary of quarterly results for the eight most recently completed quarters are as follows:

	2014		2013				2012
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenues and other gains	$4,835	$4,373	$5,537	$5,176	$5,166	$4,951	$5,641	$4,661

Net income for shareholders	785	541	717	813	230	360	492	334

Per share

- diluted	$1.19	$0.80	$1.08	$1.23	$0.31	$0.51	$0.72	$0.48

- basic	$1.21	$0.82	$1.11	$1.26	$0.31	$0.52	$0.74	$0.49

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Within these operations, our retail properties are strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature, as a result of long-term sales contracts with our clients, certain of which generate minimum volumes. Over the last two years we have been deploying more capital within these portfolios into business that benefit from increasing volumes, to complement our investments rate-regulated assets.

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are exposed to the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and other gains and net income to shareholders on a quarterly basis: In the second quarter of 2014, we recorded a $143 million gain within revenues and other gains on the early repayment in full of a distressed debt investment in an European property portfolio within our property operations. This investment was held through a property private fund, and as a result, $30 million of this gain accrued to shareholders. In addition, increased valuations of consolidated investment properties resulted in the recognition of $982 million of fair value changes (pre-tax $556 million at share), primarily related to increased valuations within our U.S. office portfolio.

In the first quarter of 2014 we disposed of a partial interest in a forest products investment and recognized a $230 million revaluation gain within fair value changes. The entire gain was attributable to shareholders.

In the fourth quarter of 2013, we received $558 million of carried interest revenue as a result of the performance of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

In the third quarter of 2013, we recognized a $664 million gain in revenue and other gains on the disposition of a pulp and paper investment, and $525 million of other income on the settlement of a long-dated interest rate swap contract, for net gains of $983 million after taxes of which $620 million was attributable to shareholders. Also beginning in Q3 2014, revenue decreased from prior quarters as we disposed of the above-mentioned pulp and paper investment, along with several timber investments.

In the fourth quarter of 2012 we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses resulting in increased total revenues and other gains and net income to shareholders.

20	BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first six months of 2014 and the same period in 2013 and 2012 are as follows:

	Distribution per Security
	2014	2013	2012
Class A and B1 Shares	$0.31[2]	$0.29	$0.27
Special distribution to Class A and B Shares[3]	—	1.47	—
Class A Preferred Shares
Series 2	0.24	0.26	0.26
Series 4 + Series 7	0.24	0.26	0.26
Series 8	0.34	0.37	0.38
Series 9	0.43	0.47	0.48
Series 10[4]	—	—	0.37
Series 11[5]	—	—	0.68
Series 12[6]	0.33	0.66	0.67
Series 13	0.23	0.26	0.26
Series 14	0.86	0.93	0.94
Series 15	0.19	0.21	0.20
Series 17	0.54	0.58	0.59
Series 18	0.54	0.58	0.59
Series 21[7]	—	0.62	0.62
Series 22	0.80	0.86	0.87
Series 24	0.62	0.66	0.67
Series 26	0.51	0.55	0.56
Series 28	0.52	0.57	0.57
Series 30	0.55	0.59	0.60
Series 32[8]	0.51	0.55	0.34
Series 34[9]	0.48	0.52	—
Series 36[10]	0.55	0.71	—
Series 37[11]	0.56	—	—
Series 38[12]	0.30	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.20 for the period from November to February, equivalent to $0.15 on a three month basis
3.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
4.	Redeemed April 5, 2012
5.	Redeemed October 1, 2012
6.	Redeemed April 7, 2014
7.	Redeemed July 2, 2013
8.	Issued March 13, 2012
9.	Issued September 12, 2012
10.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
11.	Issued June 13, 2013
12.	Issued March 13, 2014

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q2 2014 INTERIM REPORT	21

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into four operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership and operation of office, retail, industrial, multifamily, and hotel properties.

iii.	Renewable energy operations include the ownership and operation of hydroelectric, and wind power generating facilities.

iv.	Infrastructure operations include the ownership and operation of utilities, transport, energy, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and our businesses performance on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

We derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the interim consolidated financial statements and on page 24. We do not use FFO as a measure of cash generated from our operations.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and segment equity that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and segment equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

22	BROOKFIELD ASSET MANAGEMENT

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 35 and 36 of our December 31, 2013 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents segment FFO on a year-over-year basis for comparison purposes:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	Variance	2014	2013	Variance

Asset management	$94	$74	$20	$182	$135	$47

Property	265	134	131	464	299	165

Renewable energy	83	79	4	247	327	(80)

Infrastructure	53	80	(27)	112	168	(56)

Private equity	67	117	(50)	130	274	(144)

Residential development	32	10	22	51	(6)	57

Service activities	37	36	1	49	64	(15)

Corporate activities	(62)	(66)	4	(174)	(108)	(66)

	$569	$464	$105	$1,061	$1,153	$(92)

The following table presents segment common equity by segment compared to year end basis for comparison purposes:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)				2014	2013	Variance

Asset management				$224	$216	$8

Property				13,568	13,339	229

Renewable energy				4,344	4,428	(84)

Infrastructure				2,165	2,171	(6)

Private equity				1,415	1,105	310

Residential development				1,885	1,435	450

Service activities				1,379	1,286	93

Corporate activities				(6,394)	(6,199)	(195)

				$18,586	$17,781	$805

Funds From Operations

Three Months Ended June 30

We generated $569 million of FFO during the second quarter, compared to $464 million in the prior year. Excluding realized disposition gains, FFO increased from $406 million in 2013 to $422 million. Realized disposition gains totalled $147 million in the current quarter compared to $58 million in the 2013 quarter.

FFO from our asset management operations was $94 million, representing an increase of $20 million over the 2013 result. Fee revenues increased by 19% to $185 million, which led to a 24% increase in FFO to $88 million, excluding realized disposition gains. Fee revenues include a $36 million increase in base management fees to $154 million primarily from a higher amount of fee bearing capital, including the expansion of BPY’s equity following the privatization of our office property portfolio and the final close of our flagship infrastructure and property private funds. We disposed of a fixed income business during the quarter, which resulted in a $6 million realized disposition gain. We estimate that unrealized carried interest generated during the quarter totalled $89 million based on investment performance of the related funds, however this amount was entirely deferred for accounting purposes as the final payment remains dependent on future investment performance. We did not realize any previously generated carry during the quarter (2013 – $3 million).

Our property operations generated $265 million of FFO, nearly double the same quarter last year, and included $128 million of realized disposition gains. Excluding realized disposition gains, FFO was $137 million compared to $124 million in the 2013 quarter. FFO benefitted from our increased ownership in our office portfolio and positive leasing spreads in our U.S. retail and office portfolios on a same-store basis. These favourable variances were partially offset by reduced occupancy level following the expiry of a large lease in the fourth quarter of 2013 in Manhattan.

Q2 2014 INTERIM REPORT	23

Renewable energy FFO increased by $4 million to $83 million compared to the 2013 quarter. The contribution from recent investments generated an additional $10 million of FFO and increased pricing and capacity sales contributed another $2 million. Generation was consistent with the prior year and in line with long-term averages. These positive variances were partially offset by negative currency revaluation and a reduced ownership of assets held through BREP, which reduced FFO by $8 million.

FFO from our infrastructure operations was $53 million compared $80 million in the 2013 quarter, which included $20 million of realized disposition gains. Capital deployed, including our additional investment in our Brazilian toll roads, as well as organic growth from inflation indexation and commissioning of projects into our rate base contributed increases in FFO, however there were more than offset by the absence of FFO following the disposition of our Pacific Northwest Timberlands and an Australasian regulated distribution operation prior to the 2014 quarter.

FFO from our private equity operations decreased by $50 million to $67 million. This was due primarily to lower oriented strand board prices within our panelboard operations, which were particularly high in 2013, and our reduced ownership in certain of our businesses, resulting from asset monetizations over the last year. These negative variances were partially offset by an $11 million positive contribution from our energy related businesses and contribution from capital deployed. FFO included $13 million of realized disposition gains relative to $11 million in the 2013 quarter.

Our residential operations generated $32 million of FFO, representing a three-fold increase over the prior year. Strong pricing and volumes within our North American operations contributed to the increase, particularly within our U.S. business, following an increase in the level of land development and sales activity over the last year. FFO from our Brazilian operations improved compared to the 2013 quarter as a result of higher margin projects completed in the current quarter.

FFO from our service businesses of $37 million was consistent with 2013 and reflects stable levels of construction activity during the quarter in our Australian and Middle Eastern operations.

Corporate FFO was a loss of $62 million representing an improvement of $4 million over than the prior year. Interest expense on corporate borrowings decreased by $26 million to $60 million, representing an overall 48 basis point reduction in our corporate cost of capital, and corporate costs decreased by $3 million to $33 million. We generated $34 million of investment income, reflecting strong market performance; however, below the prior year’s $60 million.

Six Months Ended June 30

FFO for the last six months was $1,061 million compared to $1,153 million and decreased as a result of an increased level of realized disposition gains recognized in the first quarter of 2013, including a $172 million gain on the sale of BREP units. Prior to realized disposition gains, FFO increased for the six months ended June 30 by $39 million to $809 million primarily driven by higher fees on increased amounts of fee bearing capital and higher power prices within our renewable energy operations.

Common Equity by Segment

Common equity by segment increased by $805 million or 5% from year end to $18.6 billion, primarily from the contribution of earnings and positive foreign currency revaluation. Common equity within our property segment increased by $229 million, as the impact of $556 million (pre-tax) of positive fair value changes within our consolidated investment properties, was partially offset by a $558 million equity reduction on the privatization of our office subsidiary. Private equity capital increased following a $230 million gain recognized in the first quarter on the partial disposition of a forest products investment. We invested capital in our Brazilian residential operations during the quarter, which increased our residential development common equity.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

	Three Months Ended		Six Months Ended
FOR PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Total operating segment FFO	$569	$464	$1,061	$1,153

Gains not recorded in net income	(87)	(43)	(157)	(307)

Non-controlling interest in FFO	687	589	1,212	1,160

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	74	23	88	91

Fair value changes	996	465	1,711	526

Depreciation and amortization	(371)	(373)	(747)	(738)

Deferred income taxes	(310)	(323)	(767)	(386)

Net income	$1,558	$802	$2,401	$1,499

24	BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships, private funds and portfolios of listed securities. As at June 30, 2014, we managed approximately $84 billion of fee bearing capital, of which approximately $56 billion was from clients and $28 billion was from Brookfield. We also provide transaction and other advisory services. The following table disaggregates segment FFO into fee related earnings, carried interests and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2014	2013

Funds from operations

Fee related earnings	$88	$71

Carried interests	—	3

	88	74

Realized disposition gains	6	—

	$94	$74

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds.

We do not recognize carried interests until the end of any determination period, which typically occurs at or near the end of a fund term, however we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements.

We disposed of a low margin, fixed income insurance asset management business during the quarter, which reduced fee bearing capital by $7 billion and generated a $6 million realized disposition gain. This business generated $7 million of base management fees during 2013.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2014	2013

Base management fees	$154	$118

Incentive distributions	13	8

Performance fees	10	13

Transaction and advisory fees	8	16

Fee revenues	185	155

Direct costs and other	(97)	(84)

Fee related earnings	$88	$71

Fee related earnings increased by 24% to $88 million for the quarter, primarily as a result of increases in fee bearing capital and associated fee revenues.

Base management fees increased 31% to $154 million compared to $118 million in the prior year. Base management fees from our listed partnerships increased by $18 million (35%) to $70 million. We recorded $25 million of base fees from BPY in the quarter compared to $11 million in 2013, due to fees generated on BPY’s increased capitalization levels upon completing the privatization of its office subsidiary. Our private funds contributed $11 million to the increase mainly resulting from new commitments to our real estate and infrastructure flagship private funds. Base fees from our public markets activities increased by $7 million due to increased unit values and new and existing client commitments.

We received $13 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners during the second quarter of 2014, representing an increase of $5 million from 2013. The increase was the result of a 12% growth in BIP’s limited partnership unit distributions from $1.72 per unit during 2013, to an annualized rate of $1.92 per unit in 2014 and BREP’s increase in annualized distributions from $1.45 to $1.55, which now exceeds the first hurdle for incentive distributions.

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 48% for the quarter, compared to 46% in 2013. Direct costs increased by $13 million year-over-year due to geographic expansion in our infrastructure, public markets and advisory businesses.

Q2 2014 INTERIM REPORT	25

Carried Interests

We generated $89 million of unrealized carried interests during the quarter based on investment performance, increasing accumulated unrealized carried interest to $433 million at June 30, 2014. We estimate that direct expenses of approximately $154 million will arise on the realization of the amounts accumulated to date, of which $34 million relate to the carry generated in the quarter. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$344	$(120)	$ 224

In-period change

Generated	89	(34)	55

Unrealized balance, end of period	$433	$(154)	$ 279

We recognized $3 million of carried interest in the prior year.

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Markets	Total	2013

Property	$19,217	$14,987	$3,795	$37,999	$30,313

Renewable energy	10,533	2,169	—	12,702	11,494

Infrastructure	8,894	8,555	6,483	23,932	21,717

Private equity	—	2,869	6,346	9,215	8,809

Public markets-disposition	—	—	—	—	6,960

June 30, 2014	$38,644	$28,580	$16,624	$83,848	n/a

December 31, 2013	$32,997	$25,625	$20,671	n/a	$79,293

1.	Includes Brookfield capital of $21.3 billion (2013 – $19.7 billion) in listed partnerships and $6.5 billion (2013 – $6.0 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities, and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $9.5 billion of third-party uncalled commitments, which are available to pursue acquisitions within each fund’s specific mandate. These uncalled commitments have an average term during which they can be called for approximately three years, of which $4.0 billion relates to property funds, $4.5 billion relates to infrastructure funds and $1.0 billion relates to private equity funds. Private fund fee bearing capital has a remaining average term of eight years (10 years with two one-year extension options). Our flagship private property, infrastructure and private equity funds are approximately 60% invested or committed to investments in aggregate.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield and distress securities. Fee bearing capital within our public markets is typically redeemable at our investors’ option.

26	BROOKFIELD ASSET MANAGEMENT

The principal changes in fee bearing capital during the second quarter of 2014 are set out in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Listed Partnerships	Private Funds	Public Markets	Total

Balance, March 31, 2014	$35,655	$25,862	$22,013	$83,530

Inflows	830	2,807	907	4,544

Outflows	—	—	(425)	(425)

Distributions	(403)	(168)	—	(571)

Market activity	2,507	—	1,089	3,596

Foreign exchange and other	55	79	—	134

Change	2,989	2,718	1,571	7,278

Disposition of fixed income operations	—	—	(6,960)	(6,960)

Balance, June 30, 2014	$38,644	$28,580	$16,624	$83,848

Listed partnerships fee bearing capital increased by $3.0 billion to $38.6 billion. BPY completed the tender offer of Brookfield Office Properties and issued $0.5 billion of equity units ($2.8 billion on a year-to-date basis) to fund 67% of the proceeds, and the remaining amount was funded through a corporate bridge facility at BPY. We excluded the bridge facility at BPY from the determination of BPY’s capitalization for the purpose of determining equity enhancement fees for a period of up to two years. Listed partnership fee bearing capital also increased due to a $0.3 billion unit issuance by Brookfield Renewable as well as an overall 7% increase in the market values of units.

Private funds capital increased by $2.7 billion to $28.6 billion. We acquired a hotel portfolio and held closes on property funds generating $2.8 billion of inflows.

Fee bearing capital within our public markets portfolios increased by $1.6 billion due to net inflows and increased market values, offset by the sale of a portion of our business, which managed $7.0 billion of fixed income securities, primarily for insurance companies, as part of our continued shift towards higher margin business.

PROPERTY

Overview

We own virtually all of our commercial property assets through our 68% interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $14.9 billion at June 30, 2014. We also own $1.3 billion of preferred shares of BPY which yield 6.2%, and a small number of other property assets.

BPY completed the privatization of its office subsidiary, Brookfield Office Properties, during the quarter, acquiring all of the common shares that it did not own. Two-thirds of the transaction consideration was in the form of BPY equity units and the remaining one-third was cash, which resulted in a decrease of our ownership interest in BPY from 89% at December 31, 2013 to 68%.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 197 properties containing over 98 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. We also develop office properties on a selective basis in close proximity to our existing properties and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. BPY also owns a 22% equity interest in Canary Wharf Group Plc (“Canary Wharf”). Of the total properties in our office portfolio, 171 properties consisting of 84 million square feet are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 164 retail properties in the United States, Brazil and Australia, encompassing 154 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us, and we also own direct property interests in Australia. Of the total properties in our retail portfolio, 155 properties, consisting of 150 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Industrial Properties: Our industrial portfolio consists of an interest in 192 operating properties in North America and Europe, containing 47 million square feet of space. We also have a land portfolio with the potential to build 63 million square feet of industrial properties. Of the total properties in our industrial portfolio, 137 properties, consisting of 27 million square feet are consolidated and the remaining interest are equity accounted.

Multifamily and Hotels: We own 22,000 multifamily units in the United States and Canada and own seven hotels with 7,200 rooms.

Q2 2014 INTERIM REPORT	27

The following table disaggregates segment FFO and segment equity into the amounts derived from our ownership of BPY, the amounts represented by other property assets and liabilities and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013

Brookfield Property Partners

Equity units[1,2]	$122	$117	$12,405	$12,180

Preferred shares	19	17	1,275	1,275

	141	134	13,680	13,455

Other

Property assets	4	(2)	408	469

Liabilities	(8)	(8)	(520)	(585)

Realized disposition gains	128	10	—	—

	$265	$134	$13,568	$13,339

1.	BPY 2013 FFO includes assets contributed to BPY including BPO, GGP and our investment in Canary Wharf
2.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 68% of BPY

3.

Represents our share of BPY’s FFO for the second quarter of $208 million ($126 million), adjusted to exclude $43 million of realized disposition gains, and $11 million of depreciation, transaction costs and other items.

FFO within our property segment was $265 million and increased from the $134 million recorded in 2013 due primarily to $128 million of realized disposition gains recorded in the current period compared to $10 million in 2013. FFO excluding realized disposition gains increased due to our increased ownership interest in our office portfolio and positive leasing spreads. Realization disposition gains in the current period include a $68 million gain on the partial sale of a Denver office property which resulted in us deconsolidating the property and commencing the equity method of accounting, as well as a $30 million gain on the repayment in full of a distressed debt investment in a European office portfolio.

Brookfield Property Partners

Our share of BPY’s FFO during 2014 was $141 million, of which $19 million was received as dividends on preferred shares that were issued to us on the formation of BPY. This represents an increase of $7 million from the $134 million of FFO recorded from the same businesses during 2013.

Office Properties

BPY recorded FFO of $143 million from office property operations in 2014 compared to $76 million 2013, of which our share was $99 million and $70 million, respectively. The $67 million increase in BPY’s office FFO was due primarily to an increase in the weighted average ownership in our office portfolio from 49% to 94%, following the privatization of our office subsidiary in the second quarter. Same-property revenues at most of our United States and European properties increased due to higher occupancy levels, which was partially offset by a decrease in revenues following an expected large lease expiry at Brookfield Place, New York in October 2013, which decreased BPY’s FFO by $20 million.

Leasing activity during the first half of the year consisted of 4.2 million square feet of new and renewal leases at an average in-place net rent of $32.77, which was 8% higher than expiring net rents. This resulted in an increase in average in-place net rents from $28.42 to $28.72 per square foot on our consolidated properties. Overall occupancy increased from year end to 88.6% (2013 – 88.1%). Our overall office portfolio’s in-place net rents are currently 18% below market net rents, which gives us confidence that we will be able to increase revenues in the coming years, as we sign new leases.

We leased 2.7 million square feet at Brookfield Place, New York, in the past 12 months increasing occupancy from 59% to 88%, which will generate $115 million of additional revenues on an annual basis commencing in 2016 based on contracted rates. This will offset the majority of the FFO reduction from the large lease expiry noted above.

28	BROOKFIELD ASSET MANAGEMENT

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $104 million in 2014 (2013 – $76 million). The $28 million increase in FFO from retail properties primarily is the result of a 7% increase in our ownership of GGP from 22% to 29%, a 5.0% growth in same-store net rents and a 50 bps increase in occupancy. FFO also benefitted from the contribution from our $500 million investment in a retail property company in Shanghai, China, in the first quarter of 2014, which contributed $6 million of FFO (net to BPY). Our share of this FFO was lower, at $72 million compared to $70 million in the 2013 quarter, due to our reduced ownership interest in BPY.

Our retail portfolio occupancy rate at June 30, 2014 was 95.2%, up from 94.7%. We leased approximately 5 million square feet increasing in-place rents increased to $54.69 at June 30, 2014 from $52.51 at June 30, 2013, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, the same-property leased percentage increased 60 basis points compared to the prior year to 96.5% and suite-to-suite lease spreads increased by 14.4% at June 30, 2014.

Industrial, Multifamily and Hotel Properties

BPY owns industrial, multifamily and hotel property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations is $1.0 billion as of June 30, 2014 (2013 – $0.9 billion), and its share of the associated FFO increased to $20 million (2013 – $7 million) of which our share was $14 million and $6 million respectively. FFO from our industrial operations increased by $8 million primarily from the contribution of a UK and a U.S. logistics and distribution companies in the second and fourth quarters of 2013. Multifamily and hotel properties FFO increased by $4 million in aggregate primarily from the contribution from acquisitions of multifamily assets.

Common Equity by Segment

Common equity by segment increased by $0.3 billion to $13.6 billion (2013 – $13.3 billion) primarily due to our share of BPY’s earnings, including fair value gains, offset by distributions and a net equity reduction on the privatization of BPO of $0.6 billion.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% interest in Brookfield Renewable Energy Partners. BREP completed a C$325 million unit issuance in June 2014, which we did not participate in, and accordingly our ownership interest in BREP declined from 65% to 63%. BREP is listed on both the NYSE and TSX and had a market capitalization of $8.2 billion at June 30, 2014. BREP operates renewable energy facilities and owns them both directly as well as through joint ventures and infrastructure private funds that we manage.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP, and the operations of BEMI:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Renewable Energy Partners[1]	$128	$122	$3,562	$3,534

Brookfield Energy Marketing	(45)	(43)	782	894

	$83	$79	$4,344	$4,428

1.

Brookfield’s interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 63% of BREP

Our share of BREP’s FFO increased by $6 million, or 5%, reflecting the contribution from newly acquired and commissioned assets, offset by foreign exchange and a reduced ownership in assets held through BREP. Our energy marketing group incurred a $45 million loss in FFO, representing a decrease of $2 million over the prior year. Per unit selling prices improved by $1 per megawatt hour, reducing the shortfall compared to our purchase cost, however this was offset by an increase in volumes purchased from BREP due to increased generation during the quarter.

Q2 2014 INTERIM REPORT	29

Brookfield Renewable Energy Partners

We own one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 6,428 megawatts (“MW”) of installed capacity, and long-term average annual generation of 23,284 gigawatt hours (“GWh”). Our portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe. We also have an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

FOR THE THREE MONTHS JUN. 30 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2014	2013	2014	2013	2014	2013
Revenues

Hydroelectric	5,487	5,364	5,421	5,193	$392	$387

Wind energy	1,087	737	1,191	760	89	84

Co-generation	41	164	79	218	4	13

	6,615	6,265	6,691	6,171	485	484

Direct operating costs					(124)	(135)

Interest expense and other					(111)	(117)

Non-controlling interest					(52)	(45)

BREP FFO					$198	$187

Brookfield’s share					$128	$122

BREP’s FFO increased by $11 million to $198 million, from $187 million in 2013, of which our share was $128 million and $122 million, respectively.

Generation levels during the three months ended June 30, 2014 totalled 6,615 GWh, consistent with long-term average of 6,691 GWh, and an increase of 350 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 5,487 GWh, consistent with the long-term average of 5,421 GWh and an increase of 123 GWh from the prior year. Generation from hydroelectric assets held throughout both reporting periods was 5,170 GWh, 4% below the 5,364 GWh produced in the prior year. Recently acquired and commissioned facilities contributed 317 GWh in generation. The variance in generation levels on a year-over-year basis reflects generation levels which were above the long-term average in northeastern Canada and the U.S., driven by strong hydrology levels, offset by below average generation in western Canada and southern U.S. In Brazil, generation for the period was 5% below our assured energy due to drought-like conditions.

Generation from the wind portfolio totalled 1,087 GWh, below the long-term average of 1,191 GWh and an increase of 350 GWh compared to the prior year due to newly acquired wind farms in Europe.

Revenues for the quarter totalled $485 million. Our recently acquired and commissioned facilities contributed $28 million of additional revenue offset by the FFO from acquired facilities that is attributable to non-controlling interests and a contractual step down in pricing at a hydroelectric facility in the mid-western United States. The appreciation of the U.S. dollar reduced foreign currency revenues by $13 million but also reduced the associated costs and other expenses resulting in a net impact to funds from operations of $9 million.

Direct operating costs totalled $124 million representing a year-over-year decrease of $11 million. The decrease is attributable to ongoing cost efficiency initiatives at our operations and foreign currency revaluation, partially offset by $6 million related to the growth in our portfolio.

Interest expense totalled $98 million, a $6 million decrease from the prior year due to the reduction in costs associated with the repayment of higher cost borrowings. This was partially offset by the financing related to our portfolio growth.

Other expenses include management service costs, which totalled $13 million, representing increased fees paid by BREP to us from the issuance of LP Units in the current quarter and an increase in the market value of BREP’s LP Units.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power as well as any ancillary revenues, such as capacity and renewable energy credits or premiums.

BEMI purchased approximately 2,691 gigawatt hours of electricity from BREP during 2014 at an average price of $73 per megawatt hour and sold this power at an average price, including ancillary revenues, of $57 per megawatt hour, resulting in an FFO deficit of $45 million (2013 – deficit of $43 million). Approximately 885 gigawatt hours of BEMI power sales were pursuant to long-term contracts at prices that were approximately 11% higher than with our average purchase cost. The balance

30	BROOKFIELD ASSET MANAGEMENT

of 1,806 gigawatt hours was sold in the short-term market at an average price of $44 per megawatt hour, including ancillary revenues (2013 – $42 per megawatt hour), which resulted in us realizing $29 per megawatt hour (2013 – $31 per megawatt hour) less than our average contracted purchase cost price of $73 per megawatt hour.

Common Equity by Segment

Common equity by segment decreased by $84 million to $4.3 billion during the period primarily due to depreciation and amortization, offset by higher exchange rates for the Brazilian real, which increased the carrying value of our non-U.S. dollar operations. We recorded a $47 million dilution gain directly within equity on the dilution of our ownership interest in BREP.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 28% interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $8.8 billion at June 30, 2014. BIP owns a number of these infrastructure businesses directly as well as through private funds and joint ventures that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Infrastructure Partners[1]	$48	$49	$1,435	$1,478

Sustainable resources	5	11	730	693

Realized disposition gains	—	20	—	—

	$53	$80	$2,165	$2,171

1.	Brookfield’s interest in BIP consist of 59.8 million redemption-exchange units representing an economic interest of 28% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of our regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transportation, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

BIP recorded FFO from its utilities operations of $92 million ($26 million at our share) slightly below the prior year as the benefits from inflation indexation and contributions from organic growth investments over the past 12 months were offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013.

Transport FFO increased by $11 million to $94 million ($27 million at our share) during the quarter. Our South American toll roads contributed an additional $13 million of FFO compared to the prior year, primarily from our increased ownership in these toll roads following a $670 million investment. Transport FFO also benefitted from improved results at our UK port as economic conditions continue to improve in the region and at our Australian railroad due to the benefits of a strong grain harvest.

Energy FFO decreased by $2 million to $16 million ($5 million at our share). The addition of earnings from the expansion of our North American district energy business in Q4 2013 was offset by lower transportation volumes at our North American energy transmission business and a warmer winter that affected volumes at our UK energy distribution operations.

Q2 2014 INTERIM REPORT	31

Sustainable Resources

Our share of FFO from sustainable resource investments decreased by $6 million to $5 million primarily following the sale of our U.S. Pacific Northwest timberlands in mid 2013. Our other interests include our investment in Acadian Timber Corp. which owns and operates timberlands in the northeastern U.S. and Canada, and our equity invested in a number of timber and agriculture private funds we manage.

Common Equity by Segment

Infrastructure common equity was relatively consistent with year end, as increases from comprehensive income were offset by distributions paid to us.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.4 billion as well as direct investments in several public companies including Norbord Inc. (“Norbord”) and Western Forest Products Inc. (“Western Forest Products”).

FFO decreased by $50 million from $117 million to $67 million compared to the prior year, primarily due to a reduction in the FFO contribution from Norbord which reflected lower panelboard pricing, and a reduction in FFO from Western Forest Products as a result of reduced ownership. Our private funds contributed $30 million of FFO, a $10 million increase from the 2013 quarter, as a result of strong cash flows in our natural gas businesses from improved pricing and production. Realized disposition gains were $13 million for the quarter compared to $11 million in 2013.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord, Western Forest Products and other investments and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Capital Partners

Private funds	$30	$20	$717	$474

Norbord	13	46	225	246

Western Forest Products and other investments	11	40	473	385

Realized disposition gains	13	11	—	—

	$67	$117	$1,415	$1,105

The private equity fund portfolios include 13 investments in a diverse range of industries. Our average investment is $55 million and our largest single exposure is $272 million using IFRS values and stock market prices. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at June 30, 2014 was approximately $680 million based on stock market prices, compared to our carrying value of $225 million.

Segment common equity increased by $310 million from year end to $1.4 billion, representing the contribution from earnings and capital invested in our private funds. We partially disposed of our investment in Western Forest Products in the first quarter of 2014, resulting in us deconsolidating their results and were required to revalue our retained interest to fair value at the time of disposition, which resulted in a $230 million increase in the carrying value of this investment, based on the excess of fair value over the IFRS book value of our investment.

RESIDENTIAL DEVELOPMENT

Our residential development operations consist of our direct investment in two public companies: Brookfield Residential Properties Inc. (“BRPI”) and Brookfield Incorporações S.A. (“BISA”), as well as operations in Australia that we are in the process of winding down.

Our North American business is conducted through BRPI. We hold approximately 69% of BRPI, which is listed on the New York and Toronto stock exchanges. BRPI is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 110,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

32	BROOKFIELD ASSET MANAGEMENT

Our Brazilian business is conducted through BISA. We hold approximately 45% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the five other markets that collectively account for the majority of the Brazilian real estate market.

We announced our intention to privatize BISA during 2014 at a price of R$1.60 per share. We invested $250 million into convertible debt of BISA during the current quarter, which if our proposal is successful, will be converted into equity of the company. BISA used a position of these funds to repay short-term borrowings, stabilizing its balance sheet.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013

Residential

North America (BRPI)	$34	$22	$1,005	$960

Brazil (BISA)	(1)	(12)	622	421

Australia and other	(1)	—	258	54

	$32	$10	$1,885	$1,435

Our North American operations demonstrated strong growth reflecting the recovery in U.S. housing markets and continued strength in Canada. Funds from operations increased from $22 million to $34 million as a result of improved revenues and gross margins in our U.S. operations. The gross margin in our U.S. housing operations increased from 18% last year to 24% in 2014 as a result of increased prices and changes in the sales mix of our homes and lots during the current quarter.

Our Brazilian operations continue to experience lower levels of sales and project launches, however programs focused on cost control and operational efficiencies have increased gross margin and reduced the FFO loss in the current quarter.

Our directly held Australian and other operations generated a FFO loss of $1 million compared to $nil in 2013. We repaid $180 million of higher cost borrowings associated with these operations during the first quarter, which increased our invested capital from year end.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses and realized disposition gains to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013

Service activities

Construction	$27	$23	$1,032	$938

Property services	10	13	347	348

	$37	$36	$1,379	$1,286

Q2 2014 INTERIM REPORT	33

Construction revenues decreased slightly relative to the second quarter of 2013 due to delays in commencing several projects in Australia, however FFO increased $3 million to $27 million in 2014 due to increased activity in our Middle East and Canadian operations. The remaining work-in-hand continued to grow during the second quarter, increasing to $4.8 billion at the end of June 30, 2014 (2013 – $3.4 billion) as a result of new contracts awarded in the UK and Australia, and represented approximately 1.1 years (2013 – 1.3 years) of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth.

Property services fees include property and facilities management, leasing and project management and a range of real estate services.

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 AND AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013

Cash and financial assets, net	$34	$43	$1,455	$814

Realized disposition gains	—	17	—	—

Corporate and subsidiary borrowings	(60)	(82)	(4,577)	(3,975)

Capital securities and preferred equity[1]	—	(4)	(3,553)	(3,261)

Corporate costs and taxes/net working capital	(36)	(40)	281	223

	$(62)	$(66)	$(6,394)	$(6,199)

1.	FFO excludes preferred share distributions of $38 million (2013 – $36 million)

We invest capital at the corporate level into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $2,162 million of cash and financial assets, representing an increase of $566 million over year end, which are partially offset by $707 million (2013 – $782 million) of deposits and other liabilities. The increase in financial assets was primarily due to a higher level of cash balances at quarter-end and loans receivable, including advances to Brookfield Property Partners. FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Interest expense on corporate and subsidiary borrowings declined by $22 million compared to the 2013 quarter. We terminated a long-dated interest rate swap in the third quarter of 2013 through a one-time $905 million payment, which resulted in us no longer incurring interest expense in the current quarter (2013 – $34 million). We financed the repayment through a series of medium-term note issuances, which decreased our cost of capital by nearly 500 basis points.

We redeemed our remaining C$175 million capital securities on April 6, 2014, using the proceeds from the issuance of C$200 million, Series 38 4.4% preferred shares in the first quarter. We also issued C$300 million, Series 40 4.5% preferred shares in the second quarter.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities. Also included in net working capital is our corporate net deferred income tax asset of $660 million (2013 – $625 million). Net working capital was relatively unchanged since year end.

34	BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Consolidated		Corporate		Proportionate
AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013	2014	2013
Corporate borrowings	$4,577	$3,975	$4,577	$3,975	$4,577	$3,975

Non-recourse borrowings

Property-specific mortgages	37,440	35,495	—	—	21,427	20,319

Subsidiary borrowings	7,549	7,392	—	—	4,809	3,998

	49,566	46,862	4,577	3,975	30,813	28,292

Accounts payable and other	10,922	10,316	1,279	978	6,642	6,041

Deferred tax liabilities	6,871	6,164	70	24	4,046	3,737

Capital securities	624	791	—	163	422	439

Interests of others in consolidated funds	1,379	1,086	—	—	—	—

Equity

Non-controlling interests	27,037	26,647	—	—	—	—

Preferred equity	3,553	3,098	3,553	3,098	3,553	3,098

Common equity	18,586	17,781	18,586	17,781	18,586	17,781

	49,176	47,526	22,139	20,879	22,139	20,879

Total capitalization	$118,538	$112,745	$28,065	$26,019	$64,062	$59,388

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly-owned and partially-owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in consolidated borrowings primarily reflects the assumption of non-recourse asset-specific borrowings relating to newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation. Corporate borrowings increased by $602 million. We issued C$500 million of medium-term notes and C$500 million of rate-reset preferred shares during the first six months. We redeemed our remaining C$175 million capital securities on April 6, 2014.

Common and preferred equity totals $22 billion and represents approximately 80% of our corporate capitalization.

Corporate borrowings are further described on page 36.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2013 primarily as a result of our increased ownership of our office portfolio, which increased from 46% to 66% at June 30, 2014, upon completion of the privatization of our office subsidiary as well as our share of BPY’s $1.5 billion bridge facility which financed one-third of the acquisition.

Q2 2014 INTERIM REPORT	35

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

	Consolidated		Corporate
AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013

Financial assets

Government bonds	$154	$179	$113	$141

Corporate bonds and other	837	498	118	303

Preferred shares	576	33	19	18

Common shares	3,470	2,758	860	730

Loans receivable/deposits	832	1,479	290	43

Total financial assets	5,869	4,947	1,400	1,235

Cash and cash equivalents	3,917	3,663	762	361

	$9,786	$8,610	$2,162	$1,596

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly-owned and partially-owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Common shares and loans receivable / deposits include investments that are allocated to certain of our business operating segments. For example, BPY’s 22% common share investment in Canary Wharf Group, which represents $1.2 billion of consolidated common shares within financial assets, is included in our property segment.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $125 million of insurance liabilities that are included in net working capital within our corporate segment.

In addition to the carrying values of financial assets, we hold credit default swaps for which we have purchased protection with a notional value of $800 million (2013 – $1 billion). The carrying value of these derivative instruments reflected in our financial statements at June 30, 2014 was a liability of $11 million.

Corporate Borrowings

Corporate borrowings at June 30, 2014 included term debt of $3.8 billion (December 31, 2013 – $3.3 billion) and $810 million (December 31, 2013 – $662 million) of commercial paper and bank borrowings pursuant to, or backed by, $1.8 billion of committed revolving term credit facilities of which $1.5 billion have a five-year term and the remaining $300 million have a three-year term. As at June 30, 2014, approximately $135 million (December 31, 2013 – $170 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt have an average term of nine years (December 31, 2013 – nine years). The average interest rate on our corporate borrowings was 5.2% at June 30, 2014 (December 31, 2013 – 5.2%).

36	BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT JUN. 30, 2014 AND DEC. 31, 2013 ($ MILLIONS)	2014	2013	2014	2013

Property	5	4	$23,010	$21,577

Renewable energy	12	12	5,354	4,907

Infrastructure	10	10	6,330	6,077

Residential development	2	2	1,990	2,215

Private equity	4	1	648	613

Corporate	2	1	108	106

Total	6	6	$37,440	$35,495

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT JUN. 30, 2014 AND DEC. 31, 2013 ($ MILLIONS)	2014	2013	2014	2013

Subsidiary borrowings

Property	2	2	$3,528	$3,074

Renewable energy	6	7	1,698	1,717

Infrastructure	4	4	491	436

Residential development	7	8	1,074	1,080

Private equity	3	3	512	899

Other	1	1	246	186

Total	4	4	$7,549	$7,392

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. Property borrowings increased due to borrowings assumed on acquisitions and our bridge facility utilized to fund the cash portion of the privatization of BPO. Private equity borrowings decreased due to the deconsolidation of Western Forest Products.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common shares at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at June 30, 2014, the balance are obligations of BPY and its subsidiaries. The company redeemed all of its directly issued Class A Series 12 preferred shares for cash effective April 7, 2014.

The average distribution yield on the consolidated capital securities at June 30, 2014 was 5.3% (December 31, 2013 – 5.3%) and the average term to the holders’ conversion date was one year as at June 30, 2014 (December 31, 2013 – two years).

Q2 2014 INTERIM REPORT	37

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013
Floating rate	2.12%	2.13%	$480	$480

Fixed rate	4.82%	4.82%	753	753

Fixed rate-reset	4.89%	5.00%	2,320	1,865

	4.50%	4.51%	$3,553	$3,098

On June 5, 2014, the company issued 12.0 million Series 40 fixed-rate reset preferred shares with an initial dividend rate of 4.5% for total gross proceeds of C$300 million.

On March 13, 2014, the company issued 8.0 million Series 38 fixed rate-reset preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million and used the proceeds to redeem C$175 million of 5.4% capital securities.

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a predetermined spread over the Canadian five-year government bond yield.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013
Brookfield Property Partners.	$12,724	$12,810

Brookfield Renewable Energy Partners	4,940	4,002

Brookfield Infrastructure Partners	5,011	5,127

Other participating interests

Private equity operations	1,527	1,410

Residential development operations	934	1,020

Other	1,531	1,924

Other non-participating interests	370	354

	$27,037	$26,647

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Shares during the first quarter are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Outstanding at beginning of period	$615.7	$615.9	$615.5	$619.6

Issued (repurchased)

Repurchases	—	(1.7)	(1.3)	(6.2)

Long-term share ownership plans[1]	0.8	1.1	2.2	1.9

Dividend reinvestment plan	—	0.1	0.1	0.1

Outstanding at end of period	616.5	615.4	616.5	615.4

Unexercised options[2]	37.9	37.6	37.9	37.6

Total diluted shares at end of period	$654.4	$653.0	$654.4	$653.0

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

38	BROOKFIELD ASSET MANAGEMENT

We purchased 1.3 million Class A Shares during 2014 for $51 million in respect of long-term share employee ownership programs.

The company holds 10.6 million Class A Shares (December 31, 2013 – 9.6 million) for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 2.0 million (December 31, 2013 – 1.0 million) shares resulting in a net reduction of 8.6 million (December 31, 2013 – 8.6 million) diluted shares outstanding, based on the market value of the Class A Shares at June 30, 2014 and December 31, 2013.

In calculating our book value per share, the cash value of our unexercised options of $995 million (2013 – $904 million) is added to the book value of our common equity of $18,586 million (December 31, 2013 – $17,781 million) prior to dividing by the total diluted shares presented above.

As of August 14, 2014, the Corporation had outstanding 616,617,577 Class A Shares and 85,120 Class B Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Net income	$785	$230	$1,326	$590

Preferred share dividends	(38)	(36)	(76)	(72)

	747	194	1,250	518

Capital securities dividends[1]	—	—	2	4

Net income available for shareholders	$747	$194	$1,252	$522

Weighted average shares	616.0	616.0	615.7	617.6

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	14.9	11.8	14.2	12.5

Dilutive effect of the conversion of capital securities[1,2]	—	—	2.5	4.6

Shares and share equivalents	630.9	627.8	632.4	634.7

1.

The Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company effective April 7, 2014. The Series 21 preferred shares were redeemed by the company during 2013

2.	The number of shares is based on 95% of the quoted market price at period end

LIQUIDITY

Overview

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at June 30, 2014, core liquidity at the corporate level was $2.4 billion, consisting of $1.5 billion in net cash and financial assets and $0.9 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP, and BIP, and was $6.4 billion at the end of the quarter, approximately $0.6 billion higher than at the end of 2013. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. We also hold $9.5 billion of third-party undrawn capital commitments to our private funds at June 30, 2014.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2014	2013	2014	2013	2014	2013
Cash and financial assets, net	$1,455	$814	$1,068	$913	$2,523	$1,727

Undrawn committed credit facilities	910	1,405	2,985	2,733	3,895	4,138

	$2,365	$2,219	$4,053	$3,646	$6,418	$5,865

Q2 2014 INTERIM REPORT	39

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Operating activities	$1,062	$849	$1,260	$971

Financing activities	(865)	1,025	788	1,882

Investing activities	113	(1,412)	(1,852)	(2,328)

Increase in cash and cash equivalents	$310	$462	$196	$525

Operating Activities

Cash flow from operating activities generated $1.1 billion in the second quarter of 2014 and $1.3 billion year-to-date. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and adjusted for changes in non-cash working capital. We also deduct gains and other income from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $99 million in the quarter, or $180 million thus far in 2014. Cash flow prior to non-cash working capital and residential inventory was $1.1 billion during the 2014 quarter compared to $888 million in the 2013 quarter as higher net income yielded improved cash flows.

Financing Activities

The company utilized $865 billion of liquidity in financing activities during the three months ended June 30, 2014 compared to $1.0 billion generated in the comparative period. Property-specific financings for the quarter were a net reduction of $361 million. We called $0.6 billion of capital from our institutional private fund partners (2013 – $0.4 million) and our renewable energy listed partnership issued $285 million of equity units. Repayments and distributions to non-controlling interests increased to approximately $1.3 billion (2013 – $270 million), the largest components of which are $0.4 billion paid in connection with the privatization of our office subsidiary ($1.7 billion for the six month period) and the monetization of a distressed debt investment within a property private fund which returned our partners’ $240 million committed capital and $113 million in gains. Distributions to non-controlling interests has also increased as our listed partnerships increase their unitholder distributions. We issued $268 million of corporate preferred shares, the proceeds of which refinanced $159 million of capital securities at lower rates, decreasing our overall cost of capital. On a year-to-date basis financing activities generated $0.8 billion, compared to $1.9 billion in the comparative period primarily due to the utilizations of liquidity during the second quarter described above, offset by the increased capital calls to private fund partners in 2014, compared with 2013.

Investing Activities

We invested $5.0 billion in the privatization of BPO during the first half of 2014, of which $1.7 billion was funded through cash and $3.3 billion through the issuance of BPY equity units. BPY consolidates BPO, and therefore the cash portion of this purchase is classified as a payment to non-controlling interests and the equity portion is not reflected in this statement because it does not involve cash. During the second quarter of 2014 we also invested $2.5 billion to expand our other operations compared to $1.7 billion in the 2013 period. Investing activities increased as we continue to deploy capital raised in our listed partnerships and private funds including approximately $800 million in real estate assets including office properties in Australia and $700 million in wind generation assets in Ireland. Dispositions totalled approximately $2.4 billion, up from $537 million in the comparative quarter last year, as we continued to capitalize on a favourable environment to monetize certain investments. These dispositions include $1.2 billion received in repayment in full of a distressed debt investment in a European office portfolio. On a year-to-date basis we invested $5.5 billion in assets to expand our operations and had disposals of approximately $3.5 billion as we continue to recycle capital invested in mature or non-core properties across our operations.

40	BROOKFIELD ASSET MANAGEMENT

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2013 consolidated financial statements.

Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This Standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Q2 2014 INTERIM REPORT	41

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

The management’s discussion and analysis included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the Corporation and the undertakings included in the consolidation taken as whole as of June 30, 2014.

42	BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q2 2014 INTERIM REPORT	43

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Jun. 30, 2014	Dec. 31, 2013

Assets

Cash and cash equivalents		$3,917	$3,663

Other financial assets	5,6	5,869	4,947

Accounts receivable and other	6	6,271	6,666

Inventory	6	6,526	6,291

Equity accounted investments		14,017	13,277

Investment properties		41,029	38,336

Property, plant and equipment	7	32,378	31,019

Sustainable resources		455	502

Intangible assets		4,909	5,044

Goodwill		1,712	1,588

Deferred income tax assets		1,455	1,412

Total Assets		$118,538	$112,745

Liabilities and Equity

Accounts payable and other	6	$10,922	$10,316

Corporate borrowings		4,577	3,975

Non-recourse borrowings

Property-specific mortgages	6	37,440	35,495

Subsidiary borrowings	6	7,549	7,392

Deferred income tax liabilities		6,871	6,164

Capital securities		624	791

Interests of others in consolidated funds		1,379	1,086

Equity

Preferred equity		3,553	3,098

Non-controlling interests		27,037	26,647

Common equity	8	18,586	17,781

Total equity		49,176	47,526

Total Liabilities and Equity		$118,538	$112,745

44	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2014	2013	2014	2013

Total revenues and other gains		$4,835	$5,166	$9,208	$10,117

Direct costs		(3,229)	(3,606)	(6,219)	(7,026)

Equity accounted income		345	224	619	490

Expenses

Interest		(639)	(668)	(1,265)	(1,323)

Corporate costs		(33)	(36)	(66)	(80)

Fair value changes	9	996	465	1,711	526

Depreciation and amortization		(371)	(373)	(747)	(738)

Income taxes		(346)	(370)	(840)	(467)

Net income		$1,558	$802	$2,401	$1,499

Net income attributable to:

Shareholders		$785	$230	$1,326	$590

Non-controlling interests		773	572	1,075	909

		$1,558	$802	$2,401	$1,499

Net income per share:

Diluted	8	$1.19	$0.31	$1.98	$0.82

Basic	8	$1.21	$0.31	$2.03	$0.84

Q2 2014 INTERIM REPORT	45

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Net income	$1,558	$802	$2,401	$1,499

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(108)	146	(211)	246

Available-for-sale securities	81	(2)	107	(13)

Equity accounted investments	20	30	(29)	23

Foreign currency translation	381	(1,823)	504	(2,048)

Income taxes	57	(39)	107	(63)

	431	(1,688)	478	(1,855)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	3	—	10	(1)

Revaluation of pension obligations	(2)	10	(5)	6

Equity accounted investments	(8)	(2)	(7)	(2)

Income taxes	—	11	1	22

	(7)	19	(1)	25

Other comprehensive income (loss)	424	(1,669)	477	(1,830)

Comprehensive income (loss)	$1,982	$(867)	$2,878	$(331)

Attributable to:

Shareholders

Net income	$785	$230	$1,326	$590

Other comprehensive income (loss)	209	(761)	301	(818)

Comprehensive income (loss)	$994	$(531)	$1,627	$(228)

Non-controlling interests

Net income	$773	$572	$1,075	$909

Other comprehensive income (loss)	215	(908)	176	(1,012)

Comprehensive income (loss)	$988	$(336)	$1,251	$(103)

46	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2014	$2,922	$172	$7,569	$1,992	$5,131	$333	$(272)	$17,847	$3,279	$25,828	$46,954

Changes in period

Net income	—	—	785	—	—	—	—	785	—	773	1,558

Other comprehensive income	—	—	—	—	9	178	22	209	—	215	424

Comprehensive income	—	—	785	—	9	178	22	994	—	988	1,982

Shareholder distributions

Common equity	—	—	(98)	—	—	—	—	(98)	—	—	(98)

Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(517)	(517)

Other items

Equity issuances, net of redemptions	16	—	(7)	—	—	—	—	9	274	61	344

Share-based compensation	—	15	(2)	—	—	—	—	13	—	5	18

Ownership changes	—	—	79	(111)	(79)	(3)	(27)	(141)	—	672	531

Total change in period	16	15	719	(111)	(70)	175	(5)	739	274	1,209	2,222

Balance as at June 30, 2014	$2,938	$187	$8,288	$1,881	$5,061	$508	$(277)	$18,586	$3,553	$27,037	$49,176

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2013	$2,832	$117	$5,964	$2,433	$5,082	$1,285	$(396)	$17,317	$2,901	$24,764	$44,982

Changes in period

Net income	—	—	230	—	—	—	—	230	—	572	802

Other comprehensive loss	—	—	—	—	—	(870)	109	(761)	—	(908)	(1,669)

Comprehensive loss	—	—	230	—	—	(870)	109	(531)	—	(336)	(867)

Shareholder distributions

Common equity	—	—	(91)	—	—	—	—	(91)	—	—	(91)

Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(222)	(222)

Other items

Equity issuances, net of redemptions	19	—	(60)	—	—	—	—	(41)	197	598	754

Share-based compensation	—	31	(28)	—	—	—	—	3	—	4	7

Ownership changes	—	—	(3)	70	—	—	—	67	—	(500)	(433)

Total change in period	19	31	12	70	—	(870)	109	(629)	197	(456)	(888)

Balance as at June 30, 2013	$2,851	$148	$5,976	$2,503	$5,082	$415	$(287)	$16,688	$3,098	$24,308	$44,094

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q2 2014 INTERIM REPORT	47

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526

Changes in period

Net income	—	—	1,326	—	—	—	—	1,326	—	1,075	2,401

Other comprehensive income	—	—	—	—	9	315	(23)	301	—	176	477

Comprehensive income	—	—	1,326	—	9	315	(23)	1,627	—	1,251	2,878

Shareholder distributions

Common equity	—	—	(190)	—	—	—	—	(190)	—	—	(190)

Preferred equity	—	—	(76)	—	—	—	—	(76)	—	—	(76)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(903)	(903)

Other items

Equity issuances, net of redemptions	39	—	(57)	—	—	—	—	(18)	455	121	558

Share-based compensation	—	28	(4)	—	—	—	—	24	—	10	34

Ownership changes	—	—	130	(473)	(113)	3	(109)	(562)	—	(89)	(651)

Total change in period	39	28	1,129	(473)	(104)	318	(132)	805	455	390	1,650

Balance as at June 30, 2014	$2,938	$187	$8,288	$1,881	$5,061	$508	$(277)	$18,586	$3,553	$27,037	$49,176

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338

Changes in period

Net income	—	—	590	—	—	—	—	590	—	909	1,499

Other comprehensive loss	—	—	—	—	(5)	(958)	145	(818)	—	(1,012)	(1,830)

Comprehensive loss	—	—	590	—	(5)	(958)	145	(228)	—	(103)	(331)

Shareholder distributions

Common equity	—	—	(1,069)	—	—	(32)	17	(1,084)	—	906	(178)

Preferred equity	—	—	(72)	—	—	—	—	(72)	—	—	(72)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(401)	(401)

Other items

Equity issuances, net of redemptions	(4)	—	(255)	—	—	—	—	(259)	197	925	863

Share-based compensation	—	(1)	(28)	—	—	—	—	(29)	—	10	(19)

Ownership changes	—	—	(3)	415	(202)	—	—	210	—	(316)	(106)

Total change in period	(4)	(1)	(837)	415	(207)	(990)	162	(1,462)	197	1,021	(244)

Balance as at June 30, 2013	$2,851	$148	$5,976	$2,503	$5,082	$415	$(287)	$16,688	$3,098	$24,308	$44,094

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

48	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2014	2013	2014	2013

Operating activities
Net income	$ 1,558	$ 802	$ 2,401	$ 1,499
Gains and other income	(162)	(18)	(197)	(18)
Share of undistributed equity accounted earnings	16	(127)	(187)	(296)
Fair value changes	(996)	(465)	(1,711)	(526)
Depreciation and amortization	371	373	747	738
Deferred income taxes	310	323	767	386
Investments in residential inventory	(99)	(61)	(180)	(298)
Net change in non-cash working capital balances	64	22	(380)	(514)

	1,062	849	1,260	971

Financing activities
Corporate borrowings arranged	—	—	454	350
Corporate borrowings repaid	—	—	—	(145)
Commercial paper and bank borrowings, net	79	(238)	156	(190)
Property-specific mortgages arranged	3,504	2,677	4,811	6,708
Property-specific mortgages repaid	(3,865)	(2,590)	(5,040)	(6,110)
Other debt of subsidiaries arranged	600	1,476	2,836	2,899
Other debt of subsidiaries repaid	(731)	(719)	(1,721)	(1,669)
Capital securities redeemed	(159)	—	(159)	(201)
Capital provided by interests of others in consolidated funds	20	14	91	33
Capital repaid to interests of others in consolidated funds	(5)	—	(28)	—
Capital provided from non-controlling interests	863	646	2,406	1,203
Capital repaid to non-controlling interests	(802)	(48)	(2,285)	(278)
Preferred equity issuances	268	191	443	191
Common shares issued	16	25	46	42
Common shares repurchased	—	(60)	(53)	(300)
Distributions to non-controlling interests	(517)	(222)	(903)	(401)
Distributions to shareholders	(136)	(127)	(266)	(250)

	(865)	1,025	788	1,882

Investing activities
Acquisitions
Investment properties	(804)	(756)	(1,334)	(1,491)
Property, plant and equipment	(963)	(336)	(1,434)	(824)
Sustainable resources	(5)	(6)	(10)	(8)
Equity accounted investments	(144)	(324)	(585)	(387)
Other financial assets	(577)	(301)	(2,183)	(879)
Cash assumed on acquisition of subsidiaries	34	41	94	89
Dispositions
Investment properties	353	178	743	532
Property, plant and equipment	156	42	264	54
Sustainable resources	—	175	—	175
Equity accounted investments	74	68	215	206
Other financial assets	1,835	127	2,318	546
Cash disposed on disposition of subsidiaries	—	(53)	(5)	(70)
Restricted cash and deposits	154	(267)	65	(271)

	113	(1,412)	(1,852)	(2,328)

Cash and cash equivalents
Change in cash and cash equivalents	310	462	196	525
Foreign exchange revaluation	52	(124)	58	(111)
Balance, beginning of period	3,555	2,926	3,663	2,850

Balance, end of period	$ 3,917	$ 3,264	$ 3,917	$ 3,264

Q2 2014 INTERIM REPORT	49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013, except as noted in Note 2(b) below.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2013 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized by the Board of Directors of the company for issuance on August 7, 2014.

b)	Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

c)	Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This Standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

50	BROOKFIELD ASSET MANAGEMENT

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership and operation of office, retail, industrial, multifamily, and hotel properties.

iii.	Renewable energy operations include the ownership and operation of hydroelectric power generating, and wind power generating facilities.

iv.	Infrastructure operations include the ownership and operation of utilities, transport, energy, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(iv) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business

Q2 2014 INTERIM REPORT	51

and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE
THREE MONTHS
ENDED JUN. 30, 2014	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$82	$1,414	$425	$564	$696	$584	$967	$103	$4,835

Inter-segment revenues	109	—	—	—	—	—	—	—	109	i

Segmented revenues	191	1,414	425	564	696	584	967	103	4,944

Equity accounted income	—	149	8	85	9	13	7	—	271	ii

Interest expense	—	(322)	(103)	(96)	(18)	(42)	—	(58)	(639)

Current income taxes	—	(8)	(4)	(10)	(3)	(6)	(1)	(4)	(36)	iii

Funds from operations	94	265	83	53	67	32	37	(62)	569	iv

Common equity	224	13,568	4,344	2,165	1,415	1,885	1,379	(6,394)	18,586

Equity accounted investments	—	9,676	542	2,993	310	313	160	23	14,017

Additions to non-current assets[1]	—	1,104	1,083	180	492	15	2	80	2,956

  1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2013 AND
FOR THE THREE MONTHS
ENDED JUN. 30, 2013	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Energy	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$59	$1,144	$447	$675	$1,154	$656	$946	$85	$5,166

Inter-segment revenues	99	—	—	—	—	—	—	—	99	i

Segmented revenues	158	1,144	447	675	1,154	656	946	85	5,265

Equity accounted income	—	108	6	76	—	1	11	(1)	201	ii

Interest expense	—	(280)	(104)	(113)	(34)	(51)	—	(86)	(668)

Current income taxes	—	(19)	(8)	(6)	(1)	(4)	—	(9)	(47)	iii

Funds from operations	74	134	79	80	117	10	36	(66)	464	iv

Common equity	216	13,339	4,428	2,171	1,105	1,435	1,286	(6,199)	17,781

Equity accounted investments	—	9,732	290	2,615	21	273	211	135	13,277

Additions to non-current assets[1]	—	927	96	167	445	43	68	—	1,746

  1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

52	BROOKFIELD ASSET MANAGEMENT

FOR THE SIX MONTHS ENDED JUN. 30, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$124	$2,649	$965	$1,123	$1,345	$1,121	$1,751	$130	$9,208

Inter-segment revenues	253	—	—	—	—	—	—	—	253	i

Segmented revenues	377	2,649	965	1,123	1,345	1,121	1,751	130	9,461

Equity accounted income	—	277	15	182	24	19	13	1	531	ii

Interest expense	—	(619)	(204)	(188)	(36)	(98)	(3)	(117)	(1,265)

Current income taxes	—	(19)	(13)	(17)	(6)	(9)	(1)	(8)	(73)	iii

Funds from operations	182	464	247	112	130	51	49	(174)	1,061	iv

Additions to non-current assets[1]	—	2,397	1,707	661	538	62	2	80	5,447

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill
FOR THE SIX MONTHS ENDED JUN. 30, 2013 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$97	$2,285	$859	$1,326	$2,397	$1,077	$1,875	$201	$10,117

Inter-segment revenues	184	—	—	—	—	—	—	—	184	i

Segmented revenues	281	2,285	859	1,326	2,397	1,077	1,875	201	10,301

Equity accounted income	—	212	12	152	3	6	11	3	399	ii

Interest expense	—	(558)	(207)	(224)	(65)	(93)	—	(176)	(1,323)

Current income taxes	—	(27)	(11)	(13)	(9)	(8)	—	(13)	(81)	iii

Funds from operations	135	299	327	168	274	(6)	64	(108)	1,153	iv

Additions to non-current assets[1]	—	1,621	1,491	270	445	43	68	—	3,938

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

For the three months ended June 30, 2014, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $109 million (2013 – $99 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues. For the six months ended June 30, 2014, the adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $253 million (2013 – $184 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Segmented equity accounted income	$271	$201	$531	$399

Fair value changes and other non-FFO items	74	23	88	91

Equity accounted income	$345	$224	$619	$490

Q2 2014 INTERIM REPORT	53

iii.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Segment current tax expense	$(36)	$(47)	$(73)	$(81)

Deferred income tax	(310)	(323)	(767)	(386)

Income tax expense	$(346)	$(370)	$(840)	$(467)

iv.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Total operating segment FFO	$569	$464	$1,061	$1,153

Realized disposition gains not recorded in net income	(87)	(43)	(157)	(307)

Non-controlling interests in FFO	687	589	1,212	1,160

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	74	23	88	91

Fair value changes	996	465	1,711	526

Depreciation and amortization	(371)	(373)	(747)	(738)

Deferred income taxes	(310)	(323)	(767)	(386)

Net income	$1,558	$802	$2,401	$1,499

v.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Ownership changes in common equity	$—	$11	$—	$103

Prior period fair value changes and revaluation surplus	87	32	157	204

	$87	$43	$157	$307

d)	Geographic Allocation

The company’s revenue by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

United States	$1,720	$1,941	$3,180	$3,685

Canada	824	793	1,676	1,666

Australia	848	1,115	1,629	2,139

Brazil	397	487	786	854

Europe	614	382	1,059	858

Other	432	448	878	915

	$4,835	$5,166	$9,208	$10,117

54	BROOKFIELD ASSET MANAGEMENT

The company’s consolidated assets by location of assets are as follows:

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

United States	$ 52,685	$ 49,020

Canada	21,121	21,669

Australia	14,432	14,258

Brazil	13,223	13,074

Europe	10,642	9,099

Other	6,435	5,625

	$ 118,538	$ 112,745

e)	Total Revenues and Other Gains Allocation

Total external revenues and other gains by product or service are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Asset management	$99	$59	$141	$97

Property

Office properties	802	633	1,445	1,268

Retail properties	55	47	106	97

Industrial, multifamily and hotel	557	464	1,098	920

Renewable energy

United States	242	241	516	432

Canada	120	131	294	275

Brazil	63	75	155	152

Infrastructure

Utilities	247	236	478	466

Transport	184	178	362	348

Energy	58	51	139	116

Sustainable resources and other	75	210	144	396

Private equity	696	1,154	1,345	2,397

Residential development	584	656	1,121	1,077

Service activities	967	946	1,751	1,875

Corporate activities	86	85	113	201

Total revenues and other gains	$4,835	$5,166	$9,208	$10,117

Q2 2014 INTERIM REPORT	55

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2014:

(MILLIONS)	Renewable Energy	Property	Other	Total

Cash and cash equivalents	$42	$56	$—	$98

Accounts receivable and other	40	5	26	71

Equity accounted investments	301	—	—	301

Investment properties	—	1,015	—	1,015

Property, plant and equipment	1,281	—	90	1,371

Intangible assets	—	4	5	9

Goodwill	—	—	36	36

Deferred income tax assets	5	—	—	5

Total assets	1,669	1,080	157	2,906

Less:

Accounts payable and other	(114)	(6)	(8)	(128)

Non-recourse borrowings	(232)	(541)	(10)	(783)

Deferred income tax liabilities	(78)	—	(12)	(90)

	(424)	(547)	(30)	(1,001)

Non-controlling interests[1]	—	(4)	—	(4)

Net assets acquired	$1,245	$529	$127	$1,901

Consideration[2]	$1,245	$529	$127	$1,901

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests. Property consideration includes $159 million of cash paid and $370 million of previously held interests

In January 2014, a subsidiary of Brookfield purchased an additional investment in a U.S. office property company that was previously equity accounted. The incremental interest was purchased for total consideration of $57 million and resulted in the acquisition of control and consolidation of this company and its investment properties carried at approximately $650 million.

In June 2014, a subsidiary of Brookfield purchased a wind portfolio which consisted of 326 MW of capacity across 17 wind projects in Ireland for the total cash consideration of $712 million. The purchase price allocation is done on a preliminary basis.

56	BROOKFIELD ASSET MANAGEMENT

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at June 30, 2014 and December 31, 2013:

	Jun. 30, 2014		Dec. 31, 2013
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$3,917	$3,917	$3,663	$3,663

Other financial assets

Government bonds	154	154	179	179

Corporate bonds	634	634	319	319

Fixed income securities and other	779	779	212	212

Common shares and warrants	3,470	3,470	2,758	2,758

Loans and notes receivable	832	832	1,479	1,479

	5,869	5,869	4,947	4,947

Accounts receivable and other	5,015	5,015	5,176	5,176

	$14,801	$14,801	$13,786	$13,786

Financial liabilities

Corporate borrowings	$4,577	$4,911	$3,975	$4,323

Property-specific mortgages	37,440	39,400	35,495	36,389

Subsidiary borrowings	7,549	7,778	7,392	7,225

Accounts payable and other	10,922	10,922	10,316	10,316

Capital securities	624	668	791	812

Interests of others in consolidated funds	1,379	1,379	1,086	1,086

	$62,491	$65,058	$59,055	$60,151

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $3,540 million (2013 – $2,729 million) of financial assets and $1,317 million (2013 – $1,089 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Jun. 30, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$19	$135	$—	$41	$138	$—

Corporate bonds	578	56	—	20	299	—

Fixed income securities and other	35	58	686	44	55	113

Common shares and warrants	1,071	3	2,396	838	1	1,919

Loans and notes receivables	—	—	11	—	23	8

Accounts receivable and other	—	479	447	131	343	689

	$1,703	$731	$3,540	$1,074	$859	$2,729

Financial liabilities

Accounts payable and other	$—	$1,822	$180	$117	$1,046	$142

Interests of others in consolidated funds	—	242	1,137	—	139	947

	$—	$2,064	$1,317	$117	$1,185	$1,089

There were no transfers between levels 1, 2 or 3 in the first three months or first six months of 2014 or 2013.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles

Q2 2014 INTERIM REPORT	57

or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives, interests of others in consolidated funds and equity derivatives.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

Type of asset/liability	Valuation technique(s) and key input(s)
Foreign currency forward contracts	Discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts	Discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives	Quoted market prices, or in their absence internal valuation models corroborated with observable market data

Interest of others in consolidated funds	Adjusted public pricing

Fair values determined using valuation models (level 3 financial assets and liabilities) require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to readily observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

Type of asset/liability	Valuation technique(s)	Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Investment in common shares	Net asset valuation	•	Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	•	Increases (decreases) in the forward exchange rate would increase (decrease) fair value

		•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the fair value

Warrants	Black-Scholes model	•	Volatility	•	Increases (decreases) in volatility would increase (decrease) fair value

Interest of others in consolidated funds	Discounted cash flows	•	Future cash flows	•	Increases (decreases) in future cash flows increase (decrease) fair value

		•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the fair value

		•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

		•	Investment horizon	•	Increases (decreases) in the investment horizon will increase (decrease) the fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at June 30, 2014:

	Three Months Ended		Six Months Ended
	Financial	Financial	Financial	Financial
(MILLIONS)	Assets	Liabilities	Assets	Liabilities

Balance at beginning of period	$ 3,288	$ 1,181	$ 2,729	$ 1,089

Fair value changes in net income	110	102	313	85

Fair value changes in other comprehensive income[1]	59	(4)	(64)	30

Additions, net of disposals	83	38	562	113

Balance at end of period	$ 3,540	$ 1,317	$ 3,540	$ 1,317

1. Includes foreign currency translation

58	BROOKFIELD ASSET MANAGEMENT

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 1,372	$ 942

Non-current portion	4,497	4,005

	$ 5,869	$ 4,947

b)	Accounts Receivable and Other

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 4,491	$ 4,840

Non-current portion	1,780	1,826

	$ 6,271	$ 6,666

c)	Inventory

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 3,274	$ 2,839

Non-current portion	3,252	3,452

	$ 6,526	$ 6,291

d)	Accounts Payable and Other

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 6,796	$ 5,994

Non-current portion	4,126	4,322

	$ 10,922	$ 10,316

e)	Property-Specific Mortgages

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 3,890	$ 6,288

Non-current portion	33,550	29,207

	$ 37,440	$ 35,495

f)	Subsidiary Borrowings

AS AT JUN. 30, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$ 386	$ 1,854

Non-current portion	7,163	5,538

	$ 7,549	$ 7,392

7.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Jun. 30, 2014	Dec. 31, 2013

Renewable power	$ 17,850	$ 16,611

Infrastructure

Utilities	3,766	3,624

Transport and energy	4,317	4,139

Sustainable resources	915	801

Property	2,754	3,042

Private equity and other	2,776	2,802

	$ 32,378	$ 31,019

Q2 2014 INTERIM REPORT	59

8.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Jun. 30, 2014	Dec. 31, 2013

Common shares	$2,938	$2,899

Contributed surplus	187	159

Retained earnings	8,288	7,159

Ownership changes	1,881	2,354

Accumulated other comprehensive income	5,292	5,210

Common equity	$18,586	$17,781

The company is authorized to issue an unlimited number of Class A Shares and 85,120 Class B Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Shares and Class B Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the second quarter of 2014 of $0.16 per share (2013 – $0.15 per share).

The number of issued and outstanding common shares and unexercised options at June 30, 2014 and December 31, 2013 are as follows:

	Jun. 30, 2014	Dec. 31, 2013

Class A Shares[1]	616,370,977	615,386,476

Class B Shares	85,120	85,120

Shares outstanding[1]	616,456,097	615,471,596

Unexercised options[2]	37,927,820	35,603,974

Total diluted shares	654,383,917	651,075,570

1.	Net of 10,550,000 (2013 – 9,550,000) Class A Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2014	2013	2014	2013

Outstanding at beginning of period[1]	615,681,510	615,893,444	615,471,596	619,599,349

Issued (repurchased)

Repurchases	—	(1,715,952)	(1,245,491)	(6,272,867)

Long-term share ownership plans[2]	723,274	1,143,176	2,113,862	1,946,840

Dividend reinvestment plan	50,777	50,117	115,594	97,463

Other	536	—	536	—

Outstanding at end of period[1]	616,456,097	615,370,785	616,456,097	615,370,785

1.	Net of 10,550,000 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and restricted stock plan

60	BROOKFIELD ASSET MANAGEMENT

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Net income attributable to shareholders	$785	$230	$1,326	$590

Preferred share dividends	(38)	(36)	(76)	(72)

Net income available to shareholders – basic	747	194	1,250	518

Capital securities dividends[1]	—	—	2	4

Net income available for shareholders – diluted	$747	$194	$1,252	$522

1.

The Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company effective April 7, 2014. The Series 21 preferred shares were redeemed by the company during 2013

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013
Weighted average – common shares	616.0	616.0	615.7	617.6

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	14.9	11.8	14.2	12.5

Dilutive effect of the conversion of capital securities[1,2]	—	—	2.5	4.6

Common shares and common share equivalents	630.9	627.8	632.4	634.7

1.

The Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company effective April 7, 2014. The Series 21 preferred shares were redeemed by the company during 2013

2.	The number of shares is based on 95% of the quoted market price at period end

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the six months ended June 30, 2014, the company granted 3.6 million stock options at a weighted average exercise price of $40.15 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.4% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 2.3% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Shares issued from treasury of the company, based on the market value of Class A Shares at the time of exchange. During the six months ended June 30, 2014, the company granted 2.75 million escrowed shares at a weighted average exercise price of $40.15 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.4% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 2.3% and a liquidity discount of 30%.

Q2 2014 INTERIM REPORT	61

9.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2014	2013	2014	2013

Investment properties	$982	$406	$1,336	$609

Private equity investment	—	—	230	—

Investment in Canary Wharf	—	—	141	46

Interest rate and inflation contracts	(5)	75	1	(12)

Power contracts	1	(26)	(12)	(76)

Other	18	10	15	(41)

	$996	$465	$1,711	$526

62	BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T:  416-363-9491 or toll free in North America: 1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:  416-682-3860 or toll free in North America: 1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2013 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan (“DRIP”) which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares, and increase their investment in the Corporation free of commissions.

Shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Further details on our Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18
22, 24, 26, 28, 30, 32, 34, 36, 37, 38 and 40	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors
2.	Beginning May 31, 2014
3.	Beginning June 30, 2014

Q2 2014 INTERIM REPORT	63

www.brookfield.com	NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Suite 2302, Prosperity Tower	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	39 Queens Road Central	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	Central, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London EC2M 3XD	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55 (21) 3527.7799	F 91 (22) 6600.0401